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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

REACHLOCAL, INC.
(Name of Subject Company)

REACHLOCAL, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

75525F104
(CUSIP Number of Class of Securities)

Sharon T. Rowlands
Chief Executive Officer
ReachLocal, Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, California 91367
(818) 274-0260
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Christopher L. Kaufman, Esq.
Bradley A. Helms, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560
(213) 485-1234

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is ReachLocal, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 21700 Oxnard Street, Suite 1600, Woodland Hills, California 91367. The telephone number of the Company's principal executive office is (818) 274-0260.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this "Schedule 14D-9") relates is the Company's common stock, par value $0.00001 per share (the "Common Stock"). As of July 12, 2016, there were 30,113,609 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading "Name and Address."

Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Raptor Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Gannett Co., Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock (the "Company Shares") at a purchase price of $4.60 per Company Share (the "Offer Price"), net to the seller thereof in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2016 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on July 11, 2016. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2016, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") as a wholly owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if

Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

        The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) holders of Company Shares shall have validly tendered, and not validly withdrawn, prior to the expiration date of the Offer, Company Shares (other than Company Shares tendered by guaranteed delivery where actual delivery has not occurred) that, when added to the Company Shares then owned by Parent or Purchaser, if any, represent at least a majority of all then-outstanding Company Shares, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) the absence of any law or order by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (iv) the accuracy of the representations and warranties contained in the Merger Agreement, (v) compliance with covenants contained in the Merger Agreement, (vi) the absence of a material adverse effect with respect to the Company that is continuing, (vii) the board of directors of the Company (the "Company Board") shall not have made a change of its recommendation that the Company's stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer and (viii) the Merger Agreement shall not have been terminated in accordance with its terms.

        The Merger Agreement contains certain customary termination rights in favor of each of the Company and Parent, including, under certain circumstances, the requirement for the Company to pay Parent a termination fee of $5.3 million, or approximately 3.5% of the total equity value of the transaction. The Company has also agreed (i) to cease any existing, and not to solicit or initiate any additional, discussions with third parties regarding other proposals to acquire the Company, (ii) not to recommend any other acquisition proposal, furnish non-public information to, participate or engage in discussions or negotiations or enter into a letter of intent or other definitive agreement with any third parties in connection with other proposals to acquire the Company, and (iii) to certain other restrictions on its ability to respond to such proposals (in the case of (ii) and (iii) above, subject to the fulfillment of certain fiduciary obligations of the Company Board). However, subject to the satisfaction of certain conditions, the Company and the Company Board, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the Company Board's recommendation following receipt of a superior proposal if the Company Board has concluded in good faith after consultation with its outside counsel that the failure to effect a change of recommendation would reasonably be expected to be inconsistent with the fiduciary duties owed by Company Board to the stockholders of the Company under applicable law.

        Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the DGCL without any stockholder approvals. At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or their respective stockholders, each issued and outstanding Company Share (including any restricted Company Shares, but excluding any Company Shares (A) held in treasury of the Company or any of its subsidiaries (other than Company Shares held on behalf of third parties) or held by Parent, Purchaser or any direct or indirect subsidiary of Parent or Purchaser, (B) irrevocably accepted for payment pursuant to the Offer, and (C) held by stockholders who are entitled to and who properly exercise their appraisal rights under Delaware law) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes (the "Merger Consideration"). In addition, immediately prior to the Effective Time,

(i) each outstanding option to purchase Company Shares, whether or not vested (each, a "Company Option"), will be canceled and each former holder of any canceled Company Option will be entitled to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of such Company Option and (B) the number of Company Shares underlying such Company Option, (ii) the Company will cause all awards of restricted Company Shares (each, a "Company Restricted Share), to become fully vested, thereby causing all such Company Restricted Shares to become unrestricted Company Shares that are converted into the right to receive the Merger Consideration, subject to reduction for any applicable withholding taxes, without interest and (iii) each outstanding Company restricted stock unit award, whether or not vested (each, a "Company RSU Award"), will be canceled and each former holder of any canceled Company RSU Award will be entitled to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of (A) the Merger Consideration and (B) the number of Company Shares underlying such Company RSU Award immediately prior to the Effective Time. Any former holder of a canceled Company Option or Company RSU Award entitled to payment under the terms of the Merger Agreement will be paid as soon as practicable following the closing of the Merger (but not later than fifteen days following the closing of the Merger). The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading "The Merger Agreement". The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on Friday, August 5, 2016, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

        Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent's and Purchaser's principal executive offices are located at 7950 Jones Branch Drive, McLean, Virginia 22107. Their telephone number at this location is (703) 854-6000.

        The Company has made information relating to the Offer available online at investors.reachlocal.com and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (1) the Company, its executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The excerpts filed as Exhibit (e)(23) to this Schedule 14D-9 are incorporated herein by reference, and include the information from the following sections of the 2016 Proxy Statement: "Proposal 1: Election of Directors," "Executive Officers of the Company," "Corporate Governance," "Ownership of the Company," "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance," "Compensation Discussion and Analysis," "Executive Compensation Tables," "Equity Compensation Plan Information" and "Certain Relationships and Related Party Transactions." In addition, the excerpts filed as Exhibit (e)(24) to this Schedule 14D-9 are incorporated herein by reference, and include the information from the following sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 ("2015 10-K"): "Other Information: Amended and Restated Employment Letter with Ross G. Landsbaum." Any information contained in the excerpts from the 2016 Proxy Statement and the 2015 10-K incorporated by reference herein shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained in this Schedule 14D-9 modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Merger Agreement

        The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Confidentiality Agreement

        On February 19, 2016, the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a potential transaction between the parties. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading "Confidentiality Agreement" is incorporated by reference herein.

Support Agreement

        On June 27, 2016, each of VantagePoint Venture Partners III, L.P., VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV Principals Fund, L.P., and VantagePoint Venture Partners 2006(Q), L.P. and Rho Ventures V, L.P. and Rho Ventures V Affiliates, L.L.C. (the "Specified Stockholders"), solely in their respective capacities as stockholders of the Company, entered into a Tender and Support Agreement with Parent and Purchaser (the "Support Agreement"). Under the terms of the Support Agreement, each of the Specified Stockholders has agreed, among other things, to tender certain of its Company Shares (not to exceed in the aggregate 39.99% of the Company's outstanding voting securities) then held or thereafter acquired by them into the Offer.

        The Support Agreement terminates in the event that the Merger Agreement is terminated in accordance with its terms. The commitment of the Specified Stockholders to tender their Company Shares pursuant to the Support Agreement is suspended if the Company Board changes its recommendation with respect to the Offer in accordance with the terms of the Merger Agreement. If the Company Board withdraws such change of recommendation and renews its recommendation with respect to the Offer, such suspended obligation of the Specified Stockholders will remain in full force and effect. The summary of the Support Agreement contained in the Offer to Purchase in Section 11 under the heading "Tender and Support Agreement" is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

        The Company's executive officers and members of the Company Board may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company's stockholders generally. These interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Company Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of July 12, 2016, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 15,873,216 Company Shares, which for purposes of this subsection excludes any Company Restricted Shares and Company Shares issuable upon exercise or settlement of Company Options and Company RSU Awards or conversion of VantagePoint Notes (as defined below) held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $73,016,794 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options, Company Restricted Shares and Company RSU Awards held by the directors and executive officers of the Company, see below under the heading "Merger Agreement—Effect of the Merger on Stock Awards."

        The following table sets forth, as of July 12, 2016, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding Company Restricted Shares and Company Shares underlying Company Options and Company RSU Awards), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Executive Officers
Sharon Rowlands	368,547	$1,695,316
Ross Landsbaum	70,961	$326,421
Kris Barton	51,378	$236,339
Paras Maniar	40,278	$185,279
Non-Employee Directors
James Geiger	27,100	$124,660
Thomas Hale	9,791	$45,039
Habib Kairouz(1).	2,646,867	$12,175,588
Lawrence Kutscher	12,595	$57,937
Alan Salzman(2)	12,597,910	$57,950,386
Edward Thompson	47,789	$219,829

(1)
Includes 2,362,930 shares held by Rho Ventures V, L.P. ("RV V"), 207,465 shares held by Rho Ventures V Affiliates, L.L.C. ("RV V Affiliates"), and 76,472 shares held by Mr. Kairouz. These stockholders are affiliated with RMV V, L.L.C. ("RMV"). RMV is the general partner of RV V and the managing member of RV V Affiliates. Rho Capital Partners LLC ("RCP LLC") is the managing member of RMV. As such, RCP LLC and RMV possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RCP LLC and RMV hold no shares of the Company directly. Mr. Kairouz, one of our directors, Mark Leschly and Joshua Ruch are the managing members of RCP LLC, the managing member of RMV. As such, Messrs. Kairouz, Leschly and Ruch possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates.

(2)
Includes 48,853 shares held by VantagePoint Management, Inc., 237,775 shares held by VantagePoint Venture Partners III, L.P., 1,952,995 shares held by VantagePoint Venture Partners III(Q), L.P., 846,099 shares held by VantagePoint Venture Partners IV, L.P., 8,451,641 shares held by VantagePoint Venture Partners IV(Q), L.P., 30,789 shares held by VantagePoint Venture Partners IV Principals Fund, L.P., 1,021,222 shares held by VantagePoint Venture Partners 2006(Q), L.P. and 8,536 shares held by Mr. Salzman. Each entity listed above shares voting power with respect to the shares held by it. Mr. Salzman, one of our directors, is the chief executive officer of VantagePoint Management, Inc. and also a managing member of the general partners of the limited partnerships listed above, and has voting and investment power with respect to such shares.

Effect of the Merger on Stock Awards

        Company Stock Options.    Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company Option that is unexpired and unexercised will be canceled and in exchange therefore, each former holder of any such canceled Company Option will be entitled to receive a payment in cash, if any, (without interest and less the amount of any tax withholdings), of an amount equal to the product of (i) the total number of Company Shares subject to such Company Option immediately prior to such cancellation, and (ii) the excess, if any, of the Offer Price over the exercise price per Company Share subject to such Company Option immediately prior to such cancellation. Any former holder of a canceled Company Option entitled to payment under the terms of the Merger Agreement will be paid as soon as practicable following the closing of the Merger (but not later than fifteen days following the closing of the Merger).

        The table below sets forth information regarding the Company Options held by each of the Company's executive officers and directors as of July 12, 2016.

Name	Number of Stock Options Held	Value of Stock Options
Executive Officers
Sharon Rowlands	1,250,000	$872,500
Ross Landsbaum	746,542	$476,000
Kris Barton	314,880	$364,600
Paras Maniar	310,000	$519,000
Non-Employee Directors
James Geiger	434,407	$474,637
Thomas Hale	183,448	$374,537
Habib Kairouz.	334,407	$331,637
Lawrence Kutscher	183,448	$374,537
Alan Salzman	334,407	$331,637
Edward Thompson	227,436	$331,637

        Company Restricted Shares.    Pursuant to the Merger Agreement, immediately prior to the Effective Time, all awards of Company Restricted Shares that have not vested will become fully vested and without further restrictions all Company Restricted Shares will thereby become unrestricted Company Shares that are converted into the right to receive, at the Effective Time, the Offer Price (without interest and less the amount of any tax withholdings).

        The table below sets forth information regarding the Company Restricted Shares held by each of the Company's executive officers and directors as of July 12, 2016.

Name	Number of Restricted Shares	Value of Restricted Shares
Executive Officers
Sharon Rowlands	50,010	$230,046
Ross Landsbaum	—	$—
Kris Barton	—	$—
Paras Maniar	—	$—
Non-Employee Directors
James Geiger	—	$—
Thomas Hale	—	$—
Habib Kairouz.	—	$—
Lawrence Kutscher	—	$—
Alan Salzman	—	$—
Edward Thompson	—	$—

        Company RSU Awards.    Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding Company RSU Award, whether or not vested, will be canceled and converted into the right to receive an amount in cash, if any, equal to the product of (i) the total number of Company Shares subject to such Company RSU Award immediately prior to the Effective Time, and

(ii) the Offer Price. Any holder of a Company RSU Award will be paid (without interest and less the amount of any tax withholdings) as soon as reasonably practicable (but not later than fifteen days following the Closing) after the Effective Time.

        The table below sets forth information regarding the Company RSU Awards held by each of the Company's executive officers and directors as of July 12, 2016.

Name	Number of RSUs Held	Value of RSUs
Executive Officers
Sharon Rowlands	—	$—
Ross Landsbaum	40,000	$184,000
Kris Barton	—	$—
Paras Maniar	—	$—
Non-Employee Directors
James Geiger	—	$—
Thomas Hale	—	$—
Habib Kairouz.	—	$—
Lawrence Kutscher	—	$—
Alan Salzman	—	$—
Edward Thompson	—	$—

Continuing Employees

        The Merger Agreement provides that for a period of one year following the Effective Time, Parent will either (i) assume and maintain for the benefit of the employees of the Company and Company subsidiaries as of immediately prior to the Acceptance (as defined in the Merger Agreement) (each a "Continuing Employee"), the same employee compensatory and/or benefit plans (other than the Company's equity plans), at the benefit levels in effect on the date of the Merger Agreement or cause Parent subsidiaries to provide compensation and benefits (other than equity compensation) to each Continuing Employee under the Company's employee compensatory or employee benefit plans or compensation arrangements of Parent or any of Parent's subsidiaries that have a target value that is reasonably comparable in the aggregate to the target value of the compensation and benefits provided to such Continuing Employee immediately prior to the Acceptance Time or (ii) (A) provide or cause Parent's subsidiaries, including the Surviving Corporation to provide, compensation (other than equity compensation) to each Continuing Employee that, taken as a whole, has a target value of the compensation (other than equity compensation) provided to such Continuing Employee immediately prior to the Acceptance Time, and (B) provide benefits to each Continuing Employee that, taken as a whole, have a value that is reasonably comparable in the aggregate to the benefits provided to such Continuing Employee immediately prior to the Acceptance Time.

        The Merger Agreement further provides that for a period of up to one year following the Effective Time, Parent will assume, honor and continue all of the Company's employment, severance, retention and termination plans, policies, programs, agreements and arrangements, in each case, as in effect at the Effective Time, without any amendment or modification, other than as required to comply with applicable law or as consented to by the parties thereto.

        The Merger Agreement further provides that the Company's senior management team will be allowed to reasonably determine (in consultation with and subject to final consent from Parent) the level of payments to Continuing Employees pursuant to the Company's incentive plans with respect to the annual performance period in which the Effective Time occurs.

        The Merger Agreement further provides that with respect to Parent's employee benefit plans that are offered to Continuing Employees for purposes of determining eligibility to participate and vesting, each Continuing Employee's service with the Company or any Company subsidiary, will be treated as service with Parent or any Parent subsidiaries to the extent that such service was recognized under the Company's comparable employee benefit plan (and disregarding any duplication of benefits).

        The Merger Agreement further provides that Parent will waive any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any medical benefit plan maintained by Parent or any Parent subsidiary in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such limitations would not have been satisfied or waived under the comparable Company employee benefit plan immediately prior to the Effective Time. Further Parent will recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year's deductible and co-payment limitations under the relevant welfare benefit plan in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

        The Merger Agreement further provides that any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be subject to accrual limits or other forfeiture.

        The Merger Agreement further provides that any employee of the Company or any Company Subsidiary who, as of immediately prior to the Effective Time, is covered by a collective bargaining or similar labor-related agreement will be provided with compensation and benefits consistent with the terms of the applicable agreement in effect.

Other Compensatory Arrangements with Executive Officers and Directors

        Please also see the description of certain severance, bonus and retention payments and benefits below in Item 8 "Additional Information—Named Executive Officer Golden Parachute Compensation".

Convertible Notes

        On December 17, 2015, the Company entered into a convertible note purchase agreement with affiliates of its largest shareholder, VantagePoint Capital Partners ("VantagePoint"), for the immediate issuance of $5.0 million of Convertible Second Lien Subordinated Notes (the "VantagePoint Notes"). The note purchase agreement also provides for the issuance and sale of up to an additional $5.0 million aggregate principal amount of convertible notes, upon mutual agreement of the Company and VantagePoint (subject to other lender consents). The VantagePoint Notes bear an annual interest rate of 4%, compounded quarterly. The Company is required to begin making quarterly interest and principal payments on April 15, 2017, subject to a subordination agreement with the Company's senior lender. The VantagePoint Notes mature on April 15, 2018, and all remaining principal payments and unpaid interest is due at that time. The holders of the VantagePoint Notes have the right to convert any portion of the VantagePoint Notes into Company Shares at an initial conversion rate of 200 Company Shares per $1,000 principal amount of VantagePoint Notes, which represents an initial conversion price of $5.00 per share. The conversion rate is subject to customary anti-dilution adjustments for stock dividends, splits and combinations, certain distributions on the common stock, including cash dividends, spin-offs and certain tender or exchange offers for the common stock. An event of default, as defined in the agreement, may result in the acceleration of the maturity of the notes.

        On February 4, 2016, the Company entered into an amendment to the VantagePoint Notes. The amendment provides that, except in certain circumstances, the convertibility of the VantagePoint Notes is limited such that conversion may not result in the holders collectively acquiring beneficial ownership of more than 1.9% of the outstanding Company shares during any 12-month period.

        VantagePoint and its affiliates beneficially own approximately 43% of the Common Stock immediately after the issuance of $5.0 million principal amount of the Convertible Notes, and Mr. Salzman, VantagePoint's Chief Executive Officer and Managing Partner, is a member of the Company Board.

        Pursuant to the Merger Agreement, at or prior to the acceptance time of the Offer, Parent will pay-off in full, or cause to be paid-off in full, on behalf of the Company, the VantagePoint Notes. This summary does not purport to be complete and is qualified in its entirety by reference to the Form of 4.0% Convertible Second Lien Subordinated Note, as amended by the Amendment to 4.0% Convertible Second Lien Subordinated Notes, which are filed as Exhibits (e)(21) and (e)(22), respectively, hereto and are incorporated herein by reference.

Letter of Credit Reimbursement

        On May 31, 2016, the Company entered into a reimbursement agreement with certain affiliates of VantagePoint ("LC Creditors") pursuant to which the Company has agreed to reimburse the LC Creditors for (i) any amounts drawn on a $2.0 million letter of credit issued by First Republic Bank to PayPal, Inc. for which the LC Creditors provided cash collateral to First Republic Bank in the amount of $2.0 million, and (ii) related costs, expenses and fees. Additionally, pursuant to the reimbursement agreement, the Company agreed to pay the LC Creditors an annual fee equal to 10% of the original face amount of the letter of credit, payable quarterly beginning on June 30, 2016 and, if the letter of credit is drawn upon by PayPal, Inc. in any amount, the Company has agreed to pay a fee equal to 200% of the amount so drawn.

        In connection with the closing of the Offer and the Merger, the reimbursement agreement provides that the letter of credit will be returned to the LC Creditors for cancellation.

Director and Officer Indemnification and Insurance

        Section 102(b)(7) of the DGCL allows a corporation, by a provision of its certificate of incorporation, to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its Amended and Restated Certificate of Incorporation (the "Charter") a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company has included in its Amended and Restated Bylaws (the "Bylaws") provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended, and to the extent authorized by the Bylaws. The Company has also included in its Bylaws a provision that permits the Company, at the discretion of the Company Board, to provide the foregoing indemnification to non-officer employees to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended. In addition, pursuant to its Bylaws, the Company is required to advance expenses incurred by or on behalf of any officer or director in connection with any such proceeding and, to the extent required by law, only upon receipt of an undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified by the Company against such expenses. Pursuant to authorization by the Company Board and to complement the indemnification protection afforded under applicable law, the Charter, the Bylaws and any policies of insurance maintained by the Company, the Company has entered into indemnification agreements ("Indemnification Agreements") with each of its directors and officers, the form of which is filed as Exhibit (e)(4) hereto, that provide for indemnification of the directors and officers to the fullest extent permitted by Delaware law.

        The Merger Agreement provides for indemnification and insurance rights in favor of the Company's and its subsidiaries' current and former directors, officers and employees (the "Covered Persons"). Specifically, Parent and the Surviving Corporation as of the Effective Time have agreed to, for a period of six years following the Effective Time, indemnify, hold harmless and advance expenses to the Covered Persons to the same extent as the Covered Persons are indemnified as of the date of the Merger Agreement by the Company and its subsidiaries pursuant to the Charter, the Bylaws, the certificate of incorporation or equivalent organizational or governing documents of any Company subsidiary and any indemnification agreements in existence as of the date of the Merger Agreement. With respect to the advancement of expenses, Covered Persons may be required to reimburse Parent or the Surviving Corporation if it is ultimately determined that the Covered Persons are not entitled to indemnification. Furthermore, from and after the Effective Time, Parent and the Surviving Corporation will ensure that, for a period of six years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification, expense advancement and exculpation that are no less favorable than those provisions in the Charter and Bylaws in effect as of the date of the Merger Agreement.

        From and after the Effective Time, Parent and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors' and officers' liability insurance covering the Company's directors and officers , on terms substantially equivalent to and in any event not less favorable than the Company's existing policy; however, the Surviving Corporation will not be obligated to pay annual premiums for such insurance policies in excess of 300% of the last annual premium paid by the Company for coverage. Prior to the Effective Time, the Company may purchase a six-year "tail" prepaid policy which, in lieu of the immediately foregoing Parent and Surviving Corporation obligations, Parent and the Surviving Corporation will maintain in full force and effect and continue to honor their respective obligations thereunder for so long as such "tail" policy is in full force and effect.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company Board.

        At a meeting of the Company Board held on June 27, 2016, the Company Board unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger be effected as soon as practicable following the Acceptance Time of the Offer without a vote of the Company's stockholders pursuant to Section 251(h) of the DGCL, and (iv) resolved to recommend that the Company's stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

        Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company's stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

        A copy of the letter to the Company's stockholders communicating the Company Board's recommendation is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board's Recommendation.

Background of the Offer

        The Company commenced operations in late 2004 with the goal of helping local businesses move their advertising from the yellow pages to online search advertising, focusing primarily on local, small to medium-sized businesses ("SMBs"). By leveraging the shift of local marketing budgets from traditional media formats to digital media formats, the Company grew rapidly. The Company's initial public offering took place in May 2010.

        While overall revenue grew significantly in 2012 and 2013, much of the growth was attributable to expansion into international markets, while growth slowed in North America. In 2013, the Company expanded beyond its core media-driven lead generation business in an effort to offer a more integrated set of online marketing solutions with the launch of ReachEdge, a marketing automation platform designed to enhance lead tracking and conversion. Seeking to address the slowdown in North America sales and also to facilitate the Company's shift from primarily selling a single lead generation product to more integrated solutions that required more specialization within the Company's sales force, the Company commenced a significant realignment of its sales force in North America in December 2013.

        The sales force realignment resulted in a significant disruption in the Company's business, leading to sharp declines in active clients and revenue in 2014 and negative Adjusted EBITDA and cash flow. In April 2014, Sharon Rowlands was hired as Chief Executive Officer of the Company. Shortly thereafter, the Company concluded that the new sales force structure was not gaining traction and in early 2015 reversed many of the changes and refined others. The Company's declining revenue base caused the Company to implement significant cost savings initiatives, including a rationalization of underperforming markets and sales operations, which further reduced revenue. These measures did enable the Company to return to positive Adjusted EBITDA in the second quarter of 2015 despite the continued decline in clients and revenue. However, negative cash flow continued through the first quarter of 2016.

        Despite the return to Adjusted EBITDA profitability in the second quarter of 2015 the decline in clients, revenue, cash flows and Adjusted EBITDA significantly weakened the Company's liquidity. In response, the Company obtained a $25 million loan (the "Hercules Loan") from Hercules Technology Growth Capital ("Hercules") in April 2015. Under the Hercules Loan agreement, the Company is subject to a number of financial covenants including covenants relating to the Company's debt and available cash.

        Despite these efforts, management and the Company Board recognized that significant challenges remained for the Company, including low sales force productivity, high customer turnover, a highly competitive industry, underperforming international operations and liquidity concerns. In addition, as part of its ongoing evaluation of the Company's business, the Company's management and the Company Board periodically reviews, considers and assesses the Company's operations, financial performance and industry conditions as they may affect the Company's long-term strategic goals and plans, including the consideration of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives.

        It was against this background that the Company Board met on October 27, 2015. The meeting was also attended by a representative of Latham & Watkins LLP ("Latham & Watkins"), the Company's outside legal counsel. At the meeting, the Company Board received an update from management regarding the financial performance of the business during the third quarter of 2015, a forecast for the fourth quarter of 2015 and an initial high-level review of an operating plan for 2016, which plan would be further revised and presented to the Company Board on December 10, 2015 and February 2, 2016, before being finalized and approved by the Company Board on February 22, 2016. Management also discussed certain cost savings initiatives required to achieve that operating plan, including the potential exit from certain underperforming international markets, such as the UK, and risks to the Company stemming from the Company's liquidity position.

        With the approval of the Company Board, management invited Citigroup Global Markets, Inc. ("Citi") (which had not been engaged by the Company but had a past relationship with the Company dating back to the Company's initial public offering) to present to the Company Board Citi's preliminary analysis of the Company's position in the market and possible strategic alternatives, including executing the Company's existing strategic plan, raising equity capital to facilitate a long-term turnaround plan and a sale of the Company. Citi representatives noted that Citi had not been engaged by the Company and that the views expressed by Citi at this time were very preliminary. The Citi representatives reviewed the Company's industry dynamics, the Company's present financial situation, the market performance of the Company's common stock since the Company's initial public offering, the effect of the Company's eroding cash position, the Company's initial 2016 forecast and illustrative standalone future trading analysis of the Company's common stock. Citi representatives then discussed preliminary views on the possible strategic alternatives and the respective challenges and timing of implementation of those alternatives.

        In Citi's presentation, Citi noted that, based on the Company's outlook, discussions with members of management and Citi's preliminary analysis, the Company's liquidity position was deteriorating and even with perfect execution the Company's share price was unlikely to increase significantly, based on current multiples. Citi indicated that it believed, based on its preliminary analysis, discussions with members of management and review of publicly available materials, that the Company's market capitalization would limit the Company's ability to raise significant equity capital, that there was likely to be limited appetite for an investment in the Company given the Company's 2014 and 2015 financial performance, and that any additional equity could likely only be raised with significant dilution of the Company's existing stockholders. Following their presentation and discussion with the Company Board, the Citi representatives left the meeting.

        The Company Board, management and the Latham & Watkins representative then discussed whether it was in the best interests of the Company's stockholders to explore strategic alternatives for the Company at that time and whether to retain a financial advisor to assist the Company in that exploration. Each director was asked to provide her or his individual view, and each director stated that the Company should explore its strategic alternatives. Company Board members noted the continuing erosion of the Company's sales force and client book, the competitive environment continuing to become more difficult, the uncertainty of, risks associated with, and timing for, the Company's turnaround plans, and potential consolidation in the SMB and ad-tech market which could make remaining a stand-alone business less viable and reduce the number of potential transaction partners as those possible acquirers enter into transactions with other competitors. The Company Board directed management to contact several potential financial advisors and arrange presentations from those potential financial advisors so that the Board could pick a financial advisor to assist the Company in the Company's review of strategic alternatives.

        The Company Board also determined that it would increase efficiency to establish a temporary strategic transaction assistance committee of the Company Board consisting of James Geiger, Alan Salzman and Edward Thompson ("Strategy Committee") to assist the Company Board and management in day-to-day decisions as to process and strategy concerning an assessment of any strategic transaction. The Company Board granted the Strategy Committee authority to make recommendations to the Company Board with respect to any strategic transaction and to interview and hire on behalf of the Company Board a financial advisor to assist the Company in its review of strategic alternatives. However, the Company Board determined that all final decisions as to any actual strategic transaction would remain decisions of the entire Company Board.

        On November 9, 2015, the Company Board held a telephonic meeting, which was also attended by members of management and a representative of Latham & Watkins. The Company Board reviewed proposed amendments to the Hercules Loan and the related warrant to purchase Company Common Stock held by Hercules, which were necessary to avoid a breach of the Hercules Loan's revenue and Adjusted EBITDA covenant thresholds. The Company Board approved the amendments, which provided for the payment of a one-time fee to Hercules, an increase in the number of shares subject to the Hercules warrant and a reduction in the exercise price of the warrant.

        Following the meeting of the Company Board, the Strategy Committee held an in-person meeting at the offices of Latham & Watkins, which was also attended by members of management and a representative of Latham & Watkins. At the meeting, three potential financial advisors, including Citi, made presentations concerning the Company's strategic alternatives and answered questions from the participants. The Strategy Committee determined that management should discuss with Citi and one other potential financial advisor potential fee arrangements and report back to the Strategy Committee.

        The Strategy Committee held a telephonic meeting on November 17, 2015, which was also attended by members of management. Management described its discussions with Citi and the other potential financial advisor with respect to the terms of their engagement letters. The Strategy Committee determined that management and a member of the Strategy Committee should continue discussions with Citi in an effort to arrive at satisfactory financial terms and that discussions with the alternate potential financial advisor should continue as well.

        The Strategy Committee held a telephonic meeting on November 19, 2015, which was also attended by members of management and a representative of Latham & Watkins. Following a report on conversations with Citi and the other potential financial advisor, each member of the Strategy Committee expressed his view that, if satisfactory financial and other terms could be reached with Citi, Citi would be his choice to help maximize the value of any strategic transaction, based on Citi's experience, familiarity with the Company, industry expertise and status as a bulge bracket investment bank. The Strategy Committee directed the representative of Latham & Watkins to speak with Citi in an effort to achieve satisfactory terms.

        On December 10, 2015, the Company Board held an in-person meeting, which was also attended by members of management and a representative of Latham & Watkins. Management provided an update on the performance of the business to date during the fourth quarter of 2015 and a forecast for the remainder of the quarter, reviewed the terms of a new agreement with Google and the opportunities and risks related to attaining various levels of rebates from Google during the remainder of 2015 and during 2016, and discussed the Company's preliminary 2016 operating plan. Management described the activities of the Strategy Committee with respect to selecting a financial advisor, indicated that the Strategy Committee had determined to engage Citi if satisfactory financial and other terms could be negotiated and that, following discussions with a representative of Latham & Watkins, terms satisfactory to the Strategy Committee had been reached and the only remaining matter to be discussed with Citi was the existence of any potential conflicts of interest. Members of management reviewed the terms of engaging Citi, and the Company Board unanimously approved the engagement of Citi if the representative of Latham & Watkins determined that no material conflicts of interest existed and the Strategy Committee approved the final form of the engagement. The representative of Latham & Watkins subsequently confirmed that Citi had no material conflicts of interest at that time.

Representatives of Latham & Watkins also received an update from Citi immediately prior to the execution of the Merger Agreement with Parent which confirmed that Citi continued to have no material conflicts of interest.

        The Company Board also addressed the Company's liquidity position and the potential that, without an additional cash infusion, the Company could potentially breach its covenants under the Hercules Loan as revised with the approval of the Company Board on November 9, 2015. During this portion of the meeting, Mr. Salzman, a controlling person of VantagePoint, which together with its affiliates held approximately 42% of the Company's then-outstanding stock, recused himself. Management explained that VantagePoint had expressed a willingness to explore funding up to $10 million to the Company in the form of convertible debt (the "Convertible Debt Financing") in order to provide additional liquidity and prevent potential defaults under the Hercules Loan. The Company Board noted that the members of the Audit Committee of the Company Board, Habib Kairouz, Thomas Hale and Mr. Thompson, had been apprised of discussions with VantagePoint and that Mr. Salzman would continue to recuse himself from any Company Board deliberations and votes with respect to any Convertible Debt Financing that involved VantagePoint. A representative of management compared the terms being offered by VantagePoint to terms that would likely be available in arms' length dealings with an unrelated party, noting the relatively favorable terms from VantagePoint as compared to the Hercules Loan with respect to interest rate, the lack of fees, few additional covenants, and conversion price. The Company Board directed management to continue to negotiate the potential Convertible Debt Financing to reduce conditions to closing of the Convertible Debt Financing.

        Mr. Salzman rejoined the meeting for a review of the Company's UK operations, including an update of litigation and potential claims relating to the Company's UK operations. In light of the negative trends of the Company's UK operations and the limited prospects for profitability in the short and medium term, the Company Board directed management to shut down the Company's struggling UK business pursuant to an administration proceeding if an asset sale on terms acceptable to the Company could not be completed. The Company subsequently filed an administration proceeding on December 16, 2015.

        The Company Board met telephonically on December 17, 2015, which was also attended by members of management, to address the Company's liquidity position with respect to the Hercules Loan and the potential Convertible Debt offering. Mr. Salzman recused himself from the meeting. Management explained that the convertible notes proposed under the Convertible Debt Offering would bear interest at a rate of 4%, mature in April 2018 and would be convertible into Common Stock at a conversion price of $5 per share at the holder's option. Messrs. Kairouz, Hale and Thompson and management indicated that the terms of the proposed Convertible Debt Financing were considerably more favorable than the terms, if any, that could be achieved with an unrelated third party. It was noted that the Audit Committee had approved the Convertible Debt Financing pursuant to the Company's related party transaction policy and procedures on December 16, 2015. Management indicated that an initial sale of $5 million of convertible notes pursuant to the Convertible Debt Financing was important to assure that the Company did not breach its covenants under the Hercules Loan. Management also noted that any amount over $5 million was subject to subsequent agreement by VantagePoint. The members of the Company Board present at the meeting unanimously approved entering into the Convertible Debt Financing. The Company Board members present also unanimously approved amendments to the Hercules Loan that were based on the Convertible Debt Agreement which alleviated certain covenants under the Hercules Loan.

        On December 18, 2015, the Company borrowed $5 million under the Convertible Debt Financing. The Company also issued a press release announcing the Convertible Debt Financing, the amendments to the Hercules Loan alleviating certain of the Company's financial covenants, that 2015 operating expense levels would be approximately 25% lower than 2014 levels and planned efficiency programs would further reduce operating expenses in 2016 by at least 15%, that the Company had revised terms with key publishers to reduce media costs, and the Company's exit from direct sales in the UK market.

        The Strategy Committee held a telephonic meeting on January 7, 2016, which was also attended by members of management and a representative of Latham & Watkins. The representative of Latham & Watkins noted again that Citi had no material conflicts of interest that would prevent Citi from serving as financial advisor. The Strategy Committee unanimously determined that management should execute an engagement letter with Citi consistent with the terms discussed at the meeting. On January 8, 2016, after receipt of updated conflicts disclosure from Citi, the Company and Citi executed the engagement letter.

        Commencing in January 2016, following discussion with, and at the direction of, the Company Board, Citi contacted 35 parties regarding a possible transaction with the Company. The 35 parties were determined based upon discussions between members of management and Citi, with input from the Company Board. In light of the Company's negative EBITDA position during certain recent periods, management, Citi and the Company Board focused on potential strategic transaction partners which would be able to realize potential synergies in connection with a transaction with the Company and, accordingly, would reflect those potential synergies in their proposed purchase prices.

        The Company Board held a telephonic meeting on February 2, 2016, which was also attended by members of management. Mr. Salzman recused himself for the portion of the meeting in which the Company Board discussed a proposed amendment to the convertible notes issued in the Convertible Debt Financing requested by VantagePoint. The proposed amendment would limit the convertibility of such notes to 1.9% of the Company's outstanding Common Stock in any 12-month period, which was less than the 3.38% of the Company's outstanding Common Stock into which the notes could then be converted. The Company Board noted that the amendment did not negatively affect the economic terms of the convertible notes from the Company's perspective and that the sole effect was to reduce VantagePoint's optionality as the holder of the convertible notes. The Company Board members present unanimously approved the amendment, which earlier had been approved by the Audit Committee under the Company's related party transaction policy and procedures. Mr. Salzman joined the meeting and management updated the Company Board regarding first quarter performance to-date and discussed revisions to the Company's 2016 operating plan that had been made based on feedback from the Company Board at the meeting on December 10, 2015. Following discussion, the Company Board directed management to continue to revise the proposed 2016 operating plan and resubmit the plan to the Company Board for further review. The further revised 2016 operating plan was subsequently finalized and approved by the Company Board, acting by unanimous written consent, on February 22, 2016. Management reported on Citi's initial discussions with potential strategic transaction partners and members of the Company Board suggested additional potential strategic transaction partners who could be contacted.

        The Strategy Committee held a telephonic meeting on March 2, 2016, which was also attended by members of management and representatives of Latham & Watkins and Citi. A representative of Citi reported that Citi had contacted 34 potential strategic transaction partners as of such date and seven potential strategic transaction partners had expressed interest in a strategic transaction, had entered into confidentiality agreements with the Company, and had requested to receive management presentations from the Company's management. At the request of the Strategy Committee, representatives of Citi provided their views on why some of the parties contacted had not chosen to entertain a strategic transaction with the Company. A representative of Citi said that reasons expressed had included a lack of interest in the Company's sales force model, lack of interest in a search-centric business, interest in a broader or lower-end client base than the Company's client base, not having sufficient bandwidth to focus on the opportunity in the near-term and interest solely in the Company's nascent software business.

        The Strategy Committee reviewed the draft of a presentation to potential strategic transaction partners that had been prepared by management. The Strategy Committee asked management to reduce the detail in the presentation and recirculate it for review prior to dissemination to third parties.

        The representative of Latham & Watkins reviewed a management neutrality policy (the "Management Neutrality Policy") that had previously been distributed to the Strategy Committee. The representative of Latham & Watkins explained that the policy was intended to help maximize stockholder value by assuring management neutrality with respect to potential strategic transaction partners through agreeing to refrain from any discussion of management compensation or incentives until the basic economics of a potential transaction were established. The Strategy Committee unanimously approved the Management Neutrality Policy in the form presented to the meeting and directed that senior management employees agree to abide by the Management Neutrality Policy.

        The Strategy Committee held a telephonic meeting on March 7, 2016, which was also attended by members of management and a representative of Latham & Watkins. Members of management reviewed a draft of a long-range financial forecast for 2017 and 2018 that had been distributed to the Strategy Committee prior to the meeting. Management had prepared the long-range financial forecast for inclusion in the management presentation to be delivered to potential strategic transaction partners in upcoming meetings. Members of management and the Strategy Committee discussed the assumptions used and the effect of such assumptions on the forecast. Following discussion, the Strategy Committee unanimously approved the long range financial forecast in the form presented to the meeting for inclusion in the management presentations with potential strategic transaction partners. In addition, the Strategy Committee reviewed and approved changes to the presentation to be used with potential strategic transaction partners based on the Strategy Committee's input at its March 2, 2016 meeting.

        In March and April 2016, the Company gave management presentations to the seven potential strategic transaction partners that had executed confidentiality agreements with the Company.

        The Company Board held a telephonic meeting on March 16, 2016, which was also attended by members of management, a representative of Latham & Watkins and representatives of Citi. The Citi representatives reported that the Company had conducted in-person management presentation meetings with six potential strategic transaction partners. Representatives of Citi indicated that the potential strategic transaction partners were generally impressed with the Company's management team, its multi-product strategy and product suite. However, the Citi representatives also indicated that the potential strategic transaction partners had expressed concerns with respect to the Company's customer retention metrics, sales force productivity metrics, and the limited penetration of the Company's software solutions. The Company Board discussed whether to include Company A as a potential partner in a strategic transaction in light of Company A's position as a competitor of the Company and its own recent business activities. The Company Board determined to include Company A but restrict distribution of competitive information. The Company Board authorized Citi to implement a process letter outlining the procedures pursuant to which non-binding initial indications of interest from potential partners in a strategic transaction would be due by April 11, 2016.

        On April 4, 2016, the Company conducted an in-person management presentation meeting with Company A.

        The Company Board held a telephonic meeting on April 5, 2016, which was attended by members of management, a representative of Latham & Watkins and representatives of Citi. The Citi representatives reported on recent discussions with potential strategic transaction partners, including an assessment of the degree to which each potential strategic transaction partner appeared to be engaged and was likely to provide an indication of interest. Citi noted that two parties which had signed confidentiality agreements had indicated that they were not interested in further pursuing a strategic transaction with the Company. The Citi representatives also reviewed presentation materials, prepared with input from management, that they proposed to distribute to certain of the remaining potential strategic transaction partners. These materials included a situation overview, a preliminary review of the Company's trading performance and shareholder base, the Company's business and financial performance, management's financial model, which included historical results as well as the 2016 operating plan and the long-range financial forecast for 2017 and 2018, an analysis of the Company's potential trading performance as a stand-alone company and illustrative synergies analyses tailored to each potential strategic transaction partner. Following the discussion, the Company Board approved the distribution of such materials to certain of the remaining potential strategic transaction partners. The Company Board also ratified the Strategic Committee's approval of the long-range financial forecast for 2017 and 2018.

        On April 11 and April 12, 2016, the Company received initial indications of interest from four potential strategic transaction partners. Three of the indications contemplated all-cash offers to acquire the Company, while the fourth, from Company C, contemplated a reverse merger transaction in which stockholders of the Company would receive securities representing 10% ownership in a combined company formed by the merger of Company C and the Company. Parent proposed an all-cash purchase price of $3.25 per share, Company A proposed an all-cash purchase price in the range of $3.00-4.00 per share and Company D proposed an all-cash purchase price of $75 million in firm value which implied a per share price of approximately $2.50 per share.

        The Company Board held a telephonic meeting on April 14, 2016, which was also attended by members of management, a representative of Latham & Watkins and representatives of Citi. The participants discussed the indications of interest received from potential strategic transaction partners. The Citi representatives provided their views as to each indication of interest and the relative likelihood of consummating a strategic transaction with the party delivering the indication of interest. The representatives of Citi stated Citi's belief that the level of interest expressed by the indications of interest thus far merited the Company Board considering the continuation of the strategic alternatives process. The representatives of Citi described an illustrative timeline for the process which would involve due diligence until after the Company's release of its earnings for the first quarter of 2016. The Company Board directed Citi to inform Parent and Company A that they would move forward in the process but that the price provided in their initial indication of interest would need to be increased and also to indicate to Company C that due diligence on its business would be required in connection with the proposed reverse merger transaction. The Company Board also directed Citi to inform Company D that it would not be moving forward in the process unless Company D believed it could significantly increase its proposed purchase price. The Company Board then directed management to refine its analysis of strategic, operational and financing alternatives that the Company could pursue and the potential risks and benefits of those alternatives in the event the Company Board determined to remain a stand-alone public company, and to present that analysis to the Company Board in order for the Company Board to make a fully-informed decision with respect to the Company Board's review of strategic alternatives as compared to the Company remaining a stand-alone business and executing the Company's strategic plan.

        On April 19, 2016, Parent and Company A were granted access to the Company's online data room to conduct due diligence and, at the Company Board's direction, Citi requested a meeting with Company C to further explore Company C's reverse merger proposal. Company D did not receive access to the Company's online data room, as Company D's proposed all-cash purchase price of $75 million in firm value which implied a per share price of approximately $2.50 per share, was not deemed competitive relative to the other cash proposals.

        The Company Board held a telephonic meeting on April 26, 2016, which was also attended by members of management and a representative of Citi. The Citi representative reported that Parent and Company A had been invited to the Company's online data room the previous week, that both parties had been active in the due diligence process and that both parties had requested additional meetings with management and additional due diligence information. The Citi representative explained that Company C was undergoing its own strategic review, which could negatively affect Company C's level of interest in, and engagement with, the Company. After a discussion with Citi and at Citi's suggestion, the Company Board directed Citi to distribute a second round process letter to potential strategic transaction partners (other than Company D whose cash proposal of $75 million in firm value which implied a per share price of approximately $2.50 per share, was not deemed competitive relative to the other cash proposals), outlining the procedures for second round indications of interest by May 23, 2016.

        On April 29, 2016, Citi distributed second round process letters to Parent and Company A calling for second round indications of interest by May 23, 2016. On May 1, 2016, Citi distributed to Parent and Company A a form of merger agreement that had been prepared by Latham & Watkins and approved for distribution by management and the Strategy Committee.

        On May 9, 2016, once the meeting with Company C for May 12, 2016 was confirmed, Citi distributed a second round process letter to Company C along with the aforementioned form of merger agreement.

        On May 10 and May 11, 2016, members of Company management engaged in due diligence sessions with representatives of Company A.

        Management and representatives of Citi met with Company C and its financial advisor on May 12, 2016 to review Company C's business and financial plan as part of the due diligence requested in connection with Company C's reverse merger proposal.

        On May 16, 2016, representatives of Parent and the Company held a due diligence session at the offices of Latham & Watkins in Los Angeles, California.

        Throughout April and May 2016, members of management and Citi engaged with each of Parent, Company A and Company C in a series of detailed due diligence sessions.

        On May 18, 2016, a member of management and Citi had a call with Company C and its financial advisor to discuss possible synergies between the two companies.

        On May 20, 2016, Company E, another potential interested party that was a private equity firm, contacted a member of the Company Board and expressed interest in exploring a potential strategic transaction with the Company. Company E executed a confidentiality agreement with the Company, obtained access to the online data room thereafter and engaged in a due diligence call with Company management on June 7, 2016. Subsequently, on June 17, 2016, Company E indicated that it would not participate further in the process.

        On May 20, 2016, Company C's financial advisor presented to Citi Company C's view of the relative valuation of the Company and Company C in a combination transaction, which would result in 10% pro forma ownership of the combined company for the Company's stockholders. The valuation provided by Company C's financial advisor advocated that, assuming the full realization of annual run-rate synergies estimated by the Company and depending upon the market reception and valuation multiple accorded to the combined company, Company C's proposal could represent an implied price per share to Company stockholders in excess of $5.00. A copy of Company C's financial advisor's presentation was delivered by Citi to management later in the day on May 20, 2016. In addition, a copy of Company C's financial advisor's summary of its analysis was included in the materials shared with management and the Company Board at a meeting on June 6, 2016.

        Company C's financial advisor indicated that it would not be providing a written round two proposal and verbally reiterated its round one proposal that contemplated a reverse merger transaction in which stockholders of the Company would receive securities representing ownership of 10% of the combined company despite Citi indicating to Company C's financial advisor that a 10% pro forma ownership would likely be insufficient for the Company Board to consider Company C's proposal favorably.

        On May 23, 2016, the Company received two written round two indications of interest. Parent proposed an all-cash purchase price of $4.15 per share subject to limited additional due diligence and Company A proposed an all-cash purchase price of no more than $4.00 per share, to be determined following the completion of additional due diligence. Parent's indication of interest included a mark-up of the draft merger agreement that had been prepared by Latham & Watkins. Neither Company A nor Company C provided a mark-up of the draft merger agreement or otherwise addressed documentation of a proposed transaction.

        The Company Board held a telephonic meeting on May 24, 2016, which was also attended by members of management and a representative of Latham & Watkins. The Company Board discussed the round two indications of interest, including the increase in Parent's proposed all-cash purchase price from $3.25 to $4.15 per share subject to limited additional due diligence, which proposal was not subject to any financing contingency, Company A's proposed all-cash purchase price of no more than $4.00 per share, which was subject to significant additional due diligence of the Company and could potentially include a financing contingency, and Company C's proposal for a reverse merger transaction in which the Company's stockholders would receive 10% of the combined company. Ms. Rowlands noted that the chief financial officer of Parent, Alison Engel (the "Parent CFO"), had called Ms. Rowlands to reinforce Parent's strong interest in pursuing a transaction with the Company but that no other matters had been discussed with the Parent CFO. A representative of Latham & Watkins provided a high-level review of Parent's mark-up of the merger agreement, noting that while certain key deal protection and deal certainty provisions would require further negotiation with Parent's legal advisors, there did not appear to be any issues raised in the merger agreement mark-up that suggested the Company could not reach acceptable definitive documentation with Parent. The Company Board determined that it would review the second round indications of interest at its regularly scheduled meeting on May 26, 2016 and that Citi and management should not engage with the potential strategic transaction partners pending that meeting.

        The Company Board held an in-person meeting on May 26, 2016, which was also attended by members of management, representatives of Latham & Watkins and representatives of Citi. Representatives of Citi reviewed the strategic alternatives process conducted to date and described the indications of interest previously discussed at the May 24, 2016 Company Board meeting.

        The participants discussed how to proceed with Company A. The Company Board determined that, while Company A's proposed price was significantly less than Parent's proposed price, Company A remained a potential strategic transaction partner and that it might be possible to obtain a higher price from Company A if Company A believed that the opportunity to enter into a transaction with the Company could be lost. The Company Board therefore determined that Citi should not initiate contact with Company A at the present time.

        Representatives of Citi reviewed Company C's reverse merger transaction in which stockholders of the Company would receive securities representing ownership of 10% of the combined company. The representatives of Citi described Citi's preliminary views as to potential synergies and the value of the combined company, and also noted several key considerations for the Company Board's evaluation of Company C's indication of interest. The Citi representatives explained that Company C was engaged in its own strategic transaction process and that the stockholder controlling Company C appeared to be more focused on a complete liquidity event for Company C than on a strategic transaction with the

Company. Based on the foregoing, the Citi representatives advised that it was Citi's preliminary view that a strategic transaction with Company C would be less likely to be consummated than with other potential strategic transaction partners. In support of this view, the Citi representatives also noted Company C's limited engagement with the Company relative to Parent, the fact that the proposed transaction with Company C would require significant additional due diligence by both parties and that a reverse merger would be considerably more complex and time-consuming than Parent's all-cash tender offer. The Citi representatives further noted that Company C's proposal where Company stockholders hold only 10% of a combined company had remained unchanged since its first indication of interest and that Company C's financial advisor had valued Company C at a multiple of 2016 Adjusted EBITDA that was 38% greater than the multiple at which it valued the Company. The Citi representatives also indicated that the potential value to Company stockholders in Company C's proposal, as advocated by Company C's financial advisor, was subject to substantial uncertainty regarding the market's reception to the combined company and the combined company's growth, margin, capitalization, realization of estimated synergies and other considerations. The Citi representatives stated that Citi's preliminary assessment of the value to be received by the Company stockholders in the proposed transaction with Company C would likely be less than $4.00 per share. Based on the range of potential outcomes implied by Company C's proposal, the Company Board determined, and Citi concurred, that it was advisable to try to keep Company C in the process but that no direct contact with Company C be initiated by Citi at the present time.

        The Company Board and its advisors then discussed Parent's indication of interest in detail. Representatives of Latham & Watkins reviewed the key issues raised in the revised draft of the merger agreement received from Parent's legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"). Representatives of Latham & Watkins also discussed Parent's request for tender and support agreements from VantagePoint and Rho Ventures ("Rho") (which collectively owned approximately 51% of the Company's outstanding Common Stock) pursuant to which VantagePoint and Rho would commit to tender their shares into the tender offer commenced by Parent and otherwise support the Parent transaction. The representatives of Latham & Watkins also discussed the structure of the proposed merger agreement which would allow the Company Board to accept an unsolicited superior acquisition proposal. The representatives of Latham & Watkins reiterated that they anticipated that a merger agreement and tender and support agreements could be negotiated with Parent on acceptable terms.

        The Company Board also reviewed the alternative of pursuing the Company's strategic plan on a stand-alone basis, which the Company Board had requested that management prepare at the Company Board meeting on April 14, 2016. Management reported that given the Company's limited liquidity, if the Company were to pursue its strategic plan on a stand-alone basis, it would have to also raise additional equity capital through one or more public or private offerings to provide operational flexibility and to fund marketing and product development. Representatives of Citi noted that it was Citi's view that raising additional equity capital from outside investors would be very difficult at the present time and that attracting investment would likely be more feasible if the Company were able to achieve several additional consecutive quarters of strong performance. Citi noted the significant questions as to whether the Company could substantially increase the market price of its common stock in the next one to two years would remain in light of the challenges facing the Company's business and operations discussed by the Company Board throughout the strategic alternatives process, including low sales force productivity, high customer turnover, a highly competitive industry, challenging balance sheet position and risks associated with successful implementation of the Company's turnaround initiatives. Citi provided its view that, based on the foregoing, even a well-executed turnaround would not necessarily increase the Company's stock price significantly from its current level. The representatives of Citi indicated that, even if raising sufficient equity capital proved possible, Citi's belief was that raising sufficient equity capital would result in significant dilution to existing Company stockholders. Following this discussion, the Company Board determined that the stand-alone alternative, which would require raising additional equity capital, was not in the best interests of the Company's stockholders.

        In connection with a discussion of the Company's limited liquidity, Citi representatives discussed an illustrative liquidity and cash flow model based on management estimates that showed the Company's projected estimated year-end cash balance in 2016 and 2017. This model assumed a decrease in Adjusted EBITDA would result in an equivalent decrease in ending cash for the relevant period. The model indicated that, while the Company's year-end cash position would increase from 2016 to 2017, the Company's year-end cash balance in 2016 would be down to approximately $7 million (excluding restricted cash associated with the Hercules Loan). Specifically, the model noted, through an illustrative break-even analysis, that if the Company's estimated 2016 Adjusted EBITDA dropped by approximately $7 million or if the Company's estimated Adjusted EBITDA margin (the ratio of Adjusted EBITDA to total revenue) decreased from 5.1% to 3.0%, the Company's cash balance could be depleted by year-end 2016.

        The participants discussed how to proceed with Parent's indication of interest and tentatively determined to continue to engage with Parent, Company A and Company C. In light of previous calls by the Parent CFO to Ms. Rowlands, the Company Board authorized Ms. Rowlands to contact the Parent CFO to encourage Parent to raise its price, but to discuss no other aspect of a potential transaction. The Citi representatives then left the meeting.

        The Company Board continued its discussion of the risks and benefits of remaining a stand-alone public company and executing the Company's strategic plan. Management provided a business update, including positive trends in North America, additional risks to international sales and the effects of those trends on the Company's cash position. Management presented a product update and led a discussion regarding the Company's growth prospects in North America as compared to the Company's performance and prospects in international markets. Management reviewed the Company's results as compared to management's 2016 operating plan and long range forecast for 2017 and 2018, highlighting risks to those forecasts, including continued underperformance and increased margin pressure in international markets as well as long-term opportunities such as increasing multi-product penetration and sales productivity.

        Mr. Salzman left the meeting so that the Company Board could discuss a potential transaction with VantagePoint relating to the Company's credit card payment processing issues, which had previously been discussed with the Audit Committee and the Company Board. Members of management reported on the Company's efforts to migrate to a new payment processor in North America after the Company's existing payment processor determined to terminate its relationship with the Company due to the Company's liquidity position. Members of management stated that they had identified a potential replacement payment processor that offered a combination of reduced fees and limited collateral requirements, but that the Company would be unable by itself to provide the required collateral for the new payment processor arrangement due to restrictions under the Hercules Loan minimum cash balance covenant. Members of management stated that some new collateral arrangement was therefore necessary for the Company to effect the new payment processor arrangement. Management stated that it had sought arrangements to address this concern with the Company's banks, Hercules, VantagePoint and Rho, but VantagePoint was the only party which offered to provide the required collateral. Management noted that the proposed collateral arrangement with VantagePoint had been approved by the Audit Committee pursuant to the Company's related party transaction policy and procedures. After discussion, the members of the Company Board present unanimously approved a reimbursement agreement with VantagePoint in connection with VantagePoint procuring the necessary letter of credit as collateral for the new payment processor arrangement in the form described at the meeting. The reimbursement agreement provided that the Company would reimburse VantagePoint for any amounts drawn on such letter of credit and related expenses and annual fee, and the Company would be required to pay a fee if the Company drew on the letter of credit.

        The Company Board revisited the question of how best to proceed with the remaining potential strategic transaction partners. In addition to the determination earlier in the meeting that Ms. Rowlands should contact the Parent CFO, the Company Board authorized a director to contact a high-ranking executive he knew at Company A, and another director to contact a high-ranking executive associated with Company C, in each case to communicate that the interested party should increase its offer.

        On May 26, 2016 and as directed by the Company Board, Ms. Rowlands contacted the Parent CFO and requested that Parent increase its proposed purchase price. No other matters were discussed.

        On May 30, 2016, Parent's financial advisor, The Raine Group ("Raine"), contacted Citi to indicate that Parent would be willing to raise its proposal to an all-cash purchase price of $4.40 per share if the Company would negotiate exclusively with Parent. Members of Parent's management also contacted Ms. Rowlands on May 30, 2016 to communicate the same message. Subsequently on May 31, 2016, Raine clarified to Citi that the $4.40 per share proposal was Parent's best and final offer.

        The Company Board held a telephonic meeting on June 1, 2016, which was also attended by members of management, representatives of Latham & Watkins and representatives of Citi. A Citi representative reported on recent activity with respect to Parent, including Ms. Rowland's May 26, 2016 conversation with the Parent CFO and Citi's conversations with Raine on May 30 and May 31, 2016, noting that Parent's $4.40 proposal was subject to the Company negotiating exclusively with Parent and was Parent's best and final offer.

        A representative of Citi also reported on discussions with Company A on May 30 and May 31, 2016 in which a representative of Company A reiterated Company A's interest in a transaction but expressed doubt that Company A would, based on future due diligence, be willing to increase its proposed price beyond $4.00 per share.

        The participants discussed potential next steps in the process. Messrs. Kairouz and Salzman each stated his belief that neither the proposal from Parent nor the proposal from Company A provided an adequate basis for the Company to enter into exclusive negotiations. The Company Board determined to delay any response to the potential strategic transaction partners for several days and that any communication should be limited to encouraging those parties to increase the price of their proposals. The Board determined to discuss the process again on June 3, 2016.

        The Company Board held a telephonic meeting on June 3, 2016, which was also attended by members of management, representatives of Latham & Watkins and representatives of Citi. Ms. Rowlands reported on recent communications from the potential partners in a strategic transaction. She reminded the Company Board that Parent's proposal of $4.40 per share was subject to the Company agreeing to negotiate exclusively with Parent. Ms. Rowlands noted that, at the request of the Company Board, she had spoken to members of Parent management on June 2, 2016 and communicated that the Company Board was continuing to evaluate indications of interest and that she believed that the Company Board was considering an alternative transaction that could potentially generate values to Company stockholders that were higher than the current Parent proposal of $4.40 per share. Ms. Rowlands said that Parent management had indicated to Ms. Rowlands that Parent had a board meeting scheduled for June 5, 2016 and requested that the Company Board not make a final decision until hearing from Parent again. Ms. Rowlands confirmed that no other matters had been discussed with Parent management. Mr. Landsbaum, the Chief Financial Officer of the Company, reported that, with Citi's concurrence, he had called Company A on June 2, 2016 to indicate that the Company Board did not consider Company A's latest proposal to be competitive and that Mr. Landsbaum believed that time was running out for Company A to make a proposal. Mr. Landsbaum confirmed that no other matters had been discussed with Company A. In light of the request from Parent, the Company Board determined to postpone any further discussions regarding the proposals until a meeting of the Company Board on June 6, 2016.

        The Company Board held a telephonic meeting on June 6, 2016, which was also attended by members of Company management, representatives of Latham & Watkins and representatives of Citi. Representatives of Citi reported that, on June 5, 2016, Raine had verbally communicated to Citi that Parent was increasing its all-cash purchase price proposal to $4.60 per share subject to exclusive negotiations with Parent and did not want to provide a best and final proposal until Parent had an opportunity to review disclosure schedules and substantially complete its diligence process. A representative of Citi reported that Parent CFO had contacted Ms. Rowlands on June 6, 2016 with the same proposal. Ms. Rowlands confirmed that no other matters had been discussed during that communication with Parent CFO. Citi representatives also reported that, on June 3, 2016, Company C had contacted Citi and Citi had planned to respond after discussing with the Company Board at the June 6, 2016 meeting of the Company Board. Citi noted that Company E had entered into a confidentiality agreement with the Company on May 25, 2016, and that, subject to the approval of the Company Board, members of management planned to speak with Company E on June 7, 2016, which conversation took place on such date.

        The Citi representatives told the Company Board that it was Citi's view that the Company should consider moving forward with all interested parties and not enter into exclusive negotiations with any party. Following the discussion, the Company Board determined not to enter into exclusive negotiations with any party and directed Citi to discuss with Company C's financial advisor an increase in the percentage of the combined company to be held by Company stockholders.

        A representative of Latham & Watkins reported on the tender and support agreements requested by Parent from VantagePoint and Rho, noting that Latham & Watkins had prepared drafts for VantagePoint and Rho to review.

        On June 7, 2016, Citi contacted Company C's financial advisor to discuss a higher pro forma ownership for the Company stockholders in the combined company. The financial advisor to Company C reiterated Company C's proposal of a reverse merger transaction in which stockholders of the Company would receive securities representing ownership of 10% of the combined company and declined to entertain any higher percentage of the combined company for the Company's stockholders.

        On June 7, 2016, Latham & Watkins sent a revised version of the merger agreement to Skadden, reflecting input from the Company's management and the Company Board and addressing, among other issues, matters with respect to deal protection, closing certainty and the circumstances in which a termination fee would be payable by the Company to Parent in connection with a termination of the merger agreement.

        On June 8, 2016, Latham & Watkins sent to Skadden an initial draft of the tender and support agreement, which had previously been discussed with the Company Board and provided to VantagePoint and Rho and their respective legal counsel for review and comment. Pursuant to the draft tender and support agreement, VantagePoint and Rho would commit to tender their shares of Common Stock into the tender offer commenced by Parent, subject to a cap on the aggregate number of shares of Common Stock required to be tendered and to the termination of the tender and support agreement in the event of a change in the Company Board's recommendation in favor of the transaction or any termination of the merger agreement.

        On June 14, 2016, the Company Board held a telephonic meeting, which was also attended by members of management, representatives of Latham & Watkins and representatives of Citi. Representatives of Citi reported that the Company had been responding to numerous due diligence requests from Parent, including for documentation and teleconferences, and that the Company and Parent were going to hold an in-person due diligence meeting in Woodland Hills, California on June 16, 2016. Representatives of Citi also reported that they had spoken with Company C's financial advisor on June 7, 2016, during which the financial advisor to Company C indicated that Company C had declined to entertain any higher percentage of the combined company for the Company's stockholders. Representatives of Citi noted that Company A had not contacted Citi or Mr. Landsbaum since Mr. Landsbaum's discussion with a representative of Company A on June 2, 2016. The representatives of Citi then left the meeting.

        Members of management provided to the Company Board a long-range extrapolation of the Company's financial forecast for the years 2019 through 2021 that Citi had requested the Company prepare for use in connection with any fairness opinion, if appropriate, which Citi would render with respect to a strategic transaction. The Company Board noted that Citi's request was reasonable in light of its need for such information to provide such a fairness opinion. Members of management explained the assumptions behind, and alternate tests of, the extrapolation which management had employed. The Company Board unanimously approved the use of the extrapolation in the form presented to the Company Board by Citi in connection with any fairness opinion, if appropriate, that Citi would render with respect to a strategic transaction.

        Members of management also reported on the Company's directors and officers insurance which was due to expire on June 30, 2016. The Company Board directed management to enter into a confidentiality agreement with the Company's insurance broker in order to receive advice on actions the Company should take in light of the ongoing strategic alternatives process.

        On June 14, 2016, Skadden sent revised drafts of the merger agreement and the tender and support agreement to Latham & Watkins. The revised merger agreement included, among other changes, more extensive limitations on the ability of the Company to respond to unsolicited acquisition proposals and required the Company to pay to Parent a termination fee in the event of the Company's breach of the non-solicitation covenants. The revised tender and support agreement required VantagePoint and Rho each to tender all of their shares of Common Stock without limitation as to the percentage of the Company's outstanding Common Stock and provided for the termination of the tender and support agreement only upon a termination of the merger agreement, potentially requiring such stockholders to tender their shares of Common Stock to Parent against the recommendation of the Company Board. Skadden's revised draft of the tender and support agreement also eliminated a provision providing for the indemnification of VantagePoint and Rho by Parent which VantagePoint had requested and which was being negotiated between VantagePoint's legal counsel and Skadden.

        Due diligence discussions among the Company, Parent, Raine and Citi continued and, on June 16, 2016, management and Parent held an in-person due diligence session, which was also attended by Citi and Raine. On the same date, Latham & Watkins distributed to Skadden a revised tender and support agreement, which capped the number of shares of Common Stock required to be tendered to Parent by VantagePoint and Rho at 39.99% of the Company's outstanding Common Stock, provided for the termination of the tender and support agreement upon a change of the Company Board's recommendation that the Company's stockholders accept the Offer and tender their shares of Common Stock in the Offer and, at the request of VantagePoint's counsel, reinserted a provision providing for the indemnification of VantagePoint and Rho by Parent. On June 19, 2016, Skadden sent Latham & Watkins and counsel to VantagePoint a revised draft of the tender and support agreement that accepted the 39.99% cap, but provided that, absent a termination of the merger agreement, a change of the Company Board's recommendation would not give rise to a termination of the tender and support agreement. Skadden's revised draft of the tender and support agreement also modified the terms of the proposed indemnification of VantagePoint and Rho by Parent that had been requested by VantagePoint and was being negotiated between VantagePoint's legal counsel and Skadden. The ultimate resolution of the indemnification issue between VantagePoint's legal counsel and Skadden was achieved independently of the negotiation of the deal protection, deal certainty and other provisions of the tender and support agreement among Latham & Watkins, VantagePoint's legal counsel and Skadden.

        The Company Board held a telephonic meeting on June 20, 2016, which was also attended by members of management, representatives of Latham & Watkins and representatives of Citi. The representatives of Citi reported that Parent appeared to have substantially completed its due diligence process. The representatives of Latham & Watkins reported that Parent appeared to have made substantial progress in negotiating the necessary documents with Company as described in the next paragraph. In light of the reported progress that had been made in negotiations with Parent, Citi suggested that the Company Board direct each remaining potential partner in a strategic transaction to submit a final proposal on June 23, 2016 confirming that its due diligence was complete and that all necessary documents had been negotiated, citing Citi's belief that would provide adequate time for any party which seriously desired to execute a strategic transaction to complete the required actions.

        Representatives of Latham & Watkins reported on recent discussions with Skadden regarding the merger agreement and tender and support agreement, current drafts of which had been distributed to the Company Board prior to the meeting together with a summary of the key open issues in each document. Representatives of Latham & Watkins noted that discussions had been ongoing and productive, and that only a few significant open issues remained, principally related to deal protection and the circumstances in which the tender and support agreement would terminate or be suspended.

        The Company Board directed Citi to contact Parent and Company C and request the submission of final proposals by June 23, 2016. The Company Board noted that Company A was not forthcoming with a better proposal than its round two proposal, despite previous attempts to encourage Company A to do so by Citi and Mr. Landsbaum. Citi subsequently contacted Parent and Company C to request final definitive proposals on June 23, 2016.

        On June 20, 2016, Latham & Watkins distributed a revised draft of the merger agreement to Skadden. During the week of June 20, 2016, representatives of Latham & Watkins finalized the merger agreement and the tender and support agreement with Skadden and legal advisors to VantagePoint and Rho. The final form of merger agreement included a $5.3 million termination fee (representing approximately 3.5% of the aggregate equity value of the transaction) payable by the Company to Parent in certain circumstances upon a termination of the merger agreement and permitted the Company to respond to unsolicited acquisition proposals and, in certain circumstances, terminate the merger agreement to accept a superior acquisition proposal. The final form of tender and support agreement required VantagePoint and Rho to tender to Parent in the Offer a number of shares capped at 39.99% of the outstanding shares of Common Stock and provided that the obligation of VantagePoint and Rho to tender their shares would be suspended in the event of a change of the Company Board's recommendation in favor of the Parent transaction.

        During the week of June 20, 2016, management and Latham & Watkins worked with Parent and its advisors to facilitate the completion of Parent's due diligence, including the finalization of Company disclosure schedules to the merger agreement.

        On June 23, 2016, Raine confirmed to Citi that Parent had completed its due diligence and reaffirmed Parent's proposal of $4.60 per share as its best and final offer. In that conversation, Raine noted that while the $4.60 per share price was unchanged, Parent was actually paying an additional $4 million (representing approximately 2.5% of the proposed aggregate purchase price) due to a decline in the Company's net cash and an increase in the number of shares of the Company's fully-diluted Common Stock from the corresponding values Parent had used in its last proposal on June 5, 2016.

        Subsequently, on June 23, 2016, Parent sent a revised merger agreement and tender and support agreement, reflecting Parent's final proposal to acquire the Company for an all-cash purchase price of $4.60 per share. Following discussion with Citi, Ms. Rowlands contacted the Parent CFO to ask whether Parent could increase its price. Ms. Rowlands was told that $4.60 per share was a best and final offer and that Parent had completed its due diligence. No other matters were discussed during the conversation.

        Company C did not submit a revised proposal.

        The Company Board held a telephonic meeting on June 24, 2016, which was also attended by members of management, representatives of Latham & Watkins and representatives of Citi. The Citi representatives reported on the conversations between Ms. Rowlands and the Parent CFO and between Raine and Citi on June 23, 2016. The Citi representative stated that, on June 23, 2016, Company C's financial advisor indicated that Company C would not be submitting a final bid pursuant to Citi's request on June 20, 2016 to do so, but remained interested in the reverse merger transaction on the terms previously proposed.

        The representatives of Citi reviewed the history of the strategic transaction process to date, including recent communications with Parent and Company C on June 20, 2016, at the direction of the Company Board, to request final definitive proposals from each of them by June 23, 2016. Citi noted that over the previous several weeks, Parent had expended considerable time and effort completing its due diligence and negotiating definitive transaction documents but there had been very limited engagement with Company C.

        The representatives of Citi reviewed Citi's preliminary valuation, noting that Parent's $4.60 per share offer represented a firm value of approximately $156 million, an approximately 183% premium over the Company stock closing price from four weeks earlier, and a multiple to the Company's expected 2016 Adjusted EBITDA, as forecasted by Company management, of 9.4 times.

        A Citi representative, among other things, reviewed the performance of the Company's stock price since its 2010 initial public offering and the effect of the Company's significant operating challenges, including sales force productivity, customer retention, underperforming international operations and cash flow and liquidity issues. The Citi representative also reviewed the historical performance of the Company's key financial metrics, including revenue, Adjusted EBITDA and free cash flow, noting that, with the exception of Adjusted EBITDA over the past two quarters, the trend for each of these metrics had been negative over the past ten quarters. Citi discussed the Company's financial model, noting recent performance trends and the fact that only one research analyst covered the Company's Common Stock.

        A representative of Citi reviewed Citi's valuation analysis, noting that, after review and deliberation, Citi had determined that a discounted cash flow methodology was the most appropriate analysis of the Company's value under the circumstances and that other traditional valuation methodologies, including those based on attributes of comparable companies and illustrative transactions, were not, in the exercise of Citi's professional judgment and expertise, appropriate for its valuation analysis of the Company because, among other things, Citi believed that no other company with a comparable business model had sufficiently similar margin and growth profiles and liquidity concerns. The representative of Citi noted that Citi's discounted cash flow analysis resulted in ranges of Company values from less than $0.50 to $3.62 per share, depending on the assumptions and sensitivities used in the analysis. For a detailed discussion of Citi's opinion, please see below under the heading "—Opinion of Citi, Financial Advisor to the Company."

        As described above, Citi determined that, among other traditional valuation analyses, neither a comparable companies analysis nor a precedent transactions analysis were, in the exercise of Citi's professional judgment and expertise, appropriate for its valuation analysis of the Company. Citi did provide in an addendum to the materials presented to the Company Board at the June 24, 2016 meeting selected metrics based on publicly available information for 15 other publicly-traded companies, eight of which were publicly-traded internet companies focused on SMBs and seven of which were publicly-traded internet companies that generate revenues based on advertising technology ("ad-tech"). Citi noted that almost all of the 15 companies reviewed demonstrated superior revenue growth and/or Adjusted EBITDA margins. Citi also noted that each of the 15 companies had a positive and significantly larger NTM Cash Cushion (defined as first quarter calendar year 2016 cash and cash equivalents plus annualized cash flow from operations less annualized capital expenditures) relative to that of the Company. Citi indicated that the Company's liquidity situation reflected, among other things, a negative NTM Cash Cushion, which was a key factor in making the Company's financial profile materially different from the 15 companies reviewed and summarized in the addendum. For these reasons and others, Citi determined, in the exercise of its professional judgment and expertise, that a comparable companies analysis was not appropriate in connection with Citi's valuation analysis of the Company and only provided the metrics as additional material in the addendum.

        With respect to the metric firm value to estimated 2016 Adjusted EBITDA, the Citi addendum set forth the multiples of nine of the SMB and ad-tech industry companies, as six of the companies were excluded because they had firm value to estimated 2016 Adjusted EBITDA multiples that were negative or greater than 30 times. The Citi addendum illustrated that the firm value to estimated 2016 Adjusted EBITDA multiples for the SMB industry group ranged from 8.0 times to 20.1 times, with a median of 13.4 times. The Citi addendum illustrated that the firm value to estimated 2016 Adjusted EBITDA multiples for the ad-tech industry group ranged from 7.6 times to 16.5 times, with a median of 10.9 times. The Citi addendum showed that the Company's firm value to estimated 2016 Adjusted EBITDA multiple, based on the $4.60 per share price in the Merger Agreement, was 9.4 times.

        Similarly, Citi provided in its addendum to the Company Board materials an illustrative review of ten precedent SMB and ad-tech transactions that occurred since 2012. For a number of the reviewed transactions, limited data was available as the company acquired was privately-held at the time of the acquisition. Once again, Citi noted that for the illustrative transactions where data was publicly available the acquired companies had positive and significantly higher revenue growth, significantly higher Adjusted EBITDA margins and significantly higher liquid cash balances as compared to that of the Company. Citi further noted that Company's revenue growth was negative as compared to the positive revenue growth of those acquired companies in the transactions where data was publicly available. For these reasons, among others, Citi, determined, in the exercise of its professional judgment and expertise, that a precedent transactions analysis was not appropriate in connection with its valuation analysis of the Company.

        With respect to the metrics firm value to last twelve months Adjusted EBITDA and firm value to next twelve months Adjusted EBITDA, the Citi addendum excluded eight of the transactions from the firm value to last twelve months Adjusted EBITDA comparison and excluded nine of the transactions from the firm value to next twelve months Adjusted EBITDA comparison, in each case because they reflected multiples that were negative or greater than 30 times. The Citi addendum showed that the two remaining transactions for which firm value to last twelve months EBITDA multiples were compared had multiples of 9.7 times and 13.6 times, for a median of 11.7 times, compared to the Company's multiple of 16.0 times. The one remaining transaction for which a firm value to next twelve months EBITDA multiple was compared had a multiple of 11.4 times, compared to the Company's multiple of 9.4 times.

        Following discussion, the Company Board directed management and representatives of Latham & Watkins to finalize the merger agreement with Parent. Based on the finalization of consideration for the Company's stockholders that had been achieved in accordance with the Company's Management Neutrality Policy, the Company Board authorized management to begin to discuss post-closing employment-related arrangements with Parent. The Company Board set a meeting for June 27, 2016 for the purpose of reviewing final transaction documents and, if appropriate, receiving Citi's fairness opinion, from a financial point of view, of the per share consideration to be received in the proposed transaction by the stockholders of the Company. The Citi representative then left the meeting.

        The representatives of Latham & Watkins gave a report concerning discussions with respect to the merger agreement and the tender and support agreement, current drafts and a summary of which were distributed to the Company Board prior to the meeting. The Latham & Watkins representatives also discussed Citi's focus on discounted cash flow analysis as the primary basis for any fairness opinion Citi would render. Mr. Kairouz indicated that he concurred with Citi's determination that discounted cash flow was the most appropriate method by which to value the Company.

        The Company Board also discussed the Company's directors' and officers' insurance situation. A member of management reported that it had entered into confidentiality agreements with the Company's current insurers and informed them of the strategic alternatives process. Following those discussions, the member of management confirmed that the Company's present insurers were extending current coverage at an approximate 12.5% discount to current pricing and that in the event of a change of control transaction, a pro rata portion of the premium would be credited against the purchase of tail insurance at a price not to exceed 150% of the current premium. The Board unanimously approved the extension of the Company's directors' and officers' insurance on the terms described at the meeting.

        Following the June 24, 2016 Company Board meeting and at the direction of the Company Board, Ms. Rowlands informed the Parent CFO that the Company would move forward with Parent's offer to purchase the Company at a price of $4.60 per share and would work expeditiously with Parent to finalize definitive documentation.

        Over the weekend of June 25 and June 26, 2016, representatives of Latham & Watkins and Skadden finalized the merger agreement and, together with counsel to VantagePoint, finalized the tender and support agreement. Management provided Parent with compensation information and Ms. Rowlands had a single conversation with representatives of Parent concerning the structure (but not the amount) of compensation during this period.

        The Company Board held a telephonic meeting on June 27, 2016, which was also attended by members of management, representatives of Latham & Watkins and representatives of Citi. A representative of Latham & Watkins gave a presentation concerning the Company Board's fiduciary duties in the context of a strategic transaction and asked each director whether the director had any conflict of interest with respect to a transaction with Parent. No director other than Ms. Rowlands, in her capacity as the Chief Executive Officer of the Company, noted any conflict of interest. Representatives of Latham & Watkins reviewed the key terms of the merger agreement and the tender and support agreement, final drafts of which had been distributed to the Company Board the previous day. Members of the Company Board asked questions of Latham & Watkins representatives and discussed the key terms of the merger agreement, including the circumstances in which the Company would be obligated to pay a termination fee to Parent in connection with a termination of the merger agreement.

        Representatives of Citi then reviewed Citi's financial analysis of the $4.60 per share cash consideration, referring to the written materials provided by Citi which had been distributed to the participants the day before the meeting, noting that the materials had changed only to update market metrics and Company capitalization from the materials distributed in connection with the June 24, 2016 Company Board meeting. The Citi representatives again reviewed the history of the Company's strategic transaction process and Citi's valuation analysis. Following discussion, Citi then delivered its oral opinion (which was subsequently confirmed by delivery of a written opinion dated June 27, 2016), to the effect that, as of June 27, 2016, and based upon and subject to the various assumptions, matters considered and limitations and qualifications described in such opinion, the $4.60 per share consideration to be received by the holders of Company common stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger, taken together, is fair to such holders from a financial point of view. For a detailed discussion of Citi's opinion, please see below under the heading "—Opinion of Citi, Financial Advisor to the Company."

        Ms. Rowlands reported on discussions between management and Parent that had been authorized by the Company Board at its meeting on June 24, 2016. She reminded the Company Board that, pursuant to the Management Neutrality Policy implemented by the Company Board, no such discussions had taken place with Parent or any other potential partner in a strategic transaction prior to the authorization by the Company Board on June 24, 2016. Ms. Rowlands explained that the employment discussions with Parent since such date had been at a high-level only, with no specifics discussed with respect to any members of Company management, and no further employment discussions had occurred.

        Mr. Salzman described a meeting of the Compensation Committee of the Company Board held on June 26, 2016 during which the Compensation Committee had approved transaction bonuses for certain members of the Company's management team which had been discussed with Parent. Following discussion, the Company Board ratified the Compensation Committee's approval of the transaction bonuses, with Ms. Rowlands abstaining.

        The Company Board considered various reasons in support of approving the Merger Agreement as well as certain countervailing factors. After discussions with its financial and legal advisors and management, and in light of the reasons considered, the Company Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger be effected as soon as practicable following the acceptance time of the Offer without a vote of the Company's stockholders pursuant to Section 251(h) of the DGCL; and (iv) resolved to recommend that the Company's stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer. For a detailed description of the various reasons considered by the Company Board, please see below under the heading "—Reasons for the Recommendation of the Company Board."

        Later on June 27, 2016, Parent, Purchaser and the Company executed and delivered the Merger Agreement and Parent, Purchaser, VantagePoint and Rho executed and delivered the Support Agreement. Shortly thereafter the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

        On July 11, 2016, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company's stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer, the Company Board consulted with the Company's senior management, Latham & Watkins and Citi and considered and analyzed a range of factors. The Company Board also consulted with Latham & Watkins regarding the Company Board's fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company's stockholders and is advisable, fair to and in the best interests of the Company and its stockholders.

        The Company Board believed the following material factors and benefits supported its unanimous determination and recommendation:

  •
  the Company Board's and management's strong understanding of the business, operations, financial condition, earnings, competitive position, strategic options and prospects of the Company, as well as of the current and prospective environment in which the Company operates, including economic and market conditions, and the potential impact of those factors on the Company's stock price;

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  the consideration of several strategic alternatives that might have been available, in addition to pursuing a potential sale of the Company, including (i) continuing to operate the Company pursuant to the existing strategic plan, (ii) raising capital in one or more public offerings in amounts necessary to adequately address near-term liquidity needs, or (iii) raising a similar amount of capital in one or more private transactions, and the conclusion, after consideration of the potential benefits and risks, that the best alternative for maximizing value for Company stockholders is a sale of the Company;

  •
  the risks facing the Company in the future if it does not pursue a sale of the Company, including:

  •
  the fact that the Company has incurred significant operating losses, resulting in a deterioration of the Company's cash position;

  •
  the risk that the Company's cost savings initiatives will not be sufficient to offset the Company's revenue declines;

  •
  the need for the Company to raise capital in light of the Company's financial position and to fund product development initiatives, and the risk that equity or debt capital will not be available on acceptable terms, or at all;

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  further declines in the Company's international operations and the Company's inability to rationalize operations in underperforming markets;

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  the rapidly evolving online marketing industry, and the Company's limited number of product offerings and the capital resources and risks associated with developing new products and solutions, executing new sales and marketing strategies, and entering new markets;

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  the Company's ability to satisfy the financial covenants under its financing agreements, including the Hercules Loan Agreement, and the potential for defaults thereunder if the Company is not able to successfully enter into any necessary modifications or amendments of its financing agreements;

  •
  the risk that steps taken by the Company to refine its North American sales model may not be successful;

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  the financial performance of the Company and, in turn, the performance of the Company's stock price having been highly disruptive to the Company's workforce and limited the ability of the Company to attract and retain the necessary managerial, sales, technical and finance personnel;

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  the significant challenges and risks associated with the Company's new product strategy, including the introduction of integrated software products to the marketplace, and the Company's limited capital resources to support current and future product development initiatives;

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  the fact that the Company's financial position significantly restricts the Company's ability to pursue growth strategies;

  •
  the fact that the Company's business depends upon media purchases from Google, which makes the Company highly vulnerable to actions taken by Google, including unilateral changes to the terms and conditions of purchases of media or Google products, Google competing with the Company in offering products directly to small and medium-sized businesses, changes to Google's application programming interfaces that limit or increase the cost of the Company's technology platform interaction with Google, Google's editorial control over the Company's Google-dependent services and other Google business practices;

    •
    the fact that the online marketing solutions market is intensely competitive and rapidly evolving, and as a standalone competitor the Company lacks the substantial competitive advantages that many of its competitors enjoy, such as the ability of internet online publishers like Google, Yahoo! and Microsoft to sell media directly at lower cost or the ability of traditional offline media companies to utilize controlled ad inventory or combine online marketing products with traditional offline media such as newspapers or yellow pages;

    •
    the loss of access to essential financial services, such as banking, payment processing and other financial transaction support, due to the Company's financial position;

    •
    the fact that given the Company's limited market capitalization it will be difficult to restore market interest in the Company and, with the anticipated duration of challenges described herein, the probability that it will be a significant period of time before the market would recognize factors improving the value of the Company;

    •
    the risk of the Company's stock price triggering a delisting under NASDAQ;

    •
    the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally, and the online marketing industry specifically, and fluctuations in foreign exchange rates;

    •
    the relatively depressed valuations of companies in the ad-tech sector generally; and

    •
    the general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges;

  •
  the fact that the Merger Agreement was arrived at after a rigorous auction and negotiation process lasting more than seven months, during which 34 potential buyers were approached by Citi, of which seven executed confidentiality agreements and participated in management presentations, four submitted preliminary bids, three submitted second round bids and only one submitted a formal final round bid;

  •
  the consideration of several proposals in addition to the proposal of Parent, and the conclusion, after consideration of the potential benefits and risks to the Company and its stockholders associated with each of those proposals, that the best alternative for maximizing value for Company stockholders is a sale of the Company to Parent or its affiliates;

  •
  the risks contained in the other final bid proposals, including:

  •
  Company A's final bid consisting of an undetermined amount, but with "high confidence" such amount would not exceed $4.00 per share and being made before it had completed substantial due diligence to substantiate its offer; and

  •
  Company C's final bid consisting of a proposal to complete a reverse merger that (i) provides no cash consideration to Company stockholders in connection with the proposed business combination, (ii) would result in Company stockholders owning only 10% of the combined company, providing a lower implied value for the Company than the proposal of Parent, (iii) derives a substantial portion of its value from anticipated synergies, which are inherently speculative, (iv) has a value that is subject to the market's reception to the combined company, (v) requires substantial remaining due diligence and reverse due diligence, and (vi) would have taken several months longer to complete than Parent's proposal as a result of its structural complexity

  •
  the current and historical prices of the Company's common stock and the fact that the offer price and merger consideration of $4.60 per share in cash represents a premium of approximately 188% to the Company's unaffected closing share price of $1.60 on June 24, 2016, a premium of approximately 167% to the 60-day average closing share price of $1.72 and a premium of approximately 40% to the Company's 52-week high closing share price of $3.28;

  •
  the fact that the all-cash offer price and merger consideration allows Company stockholders to immediately realize a fair value that is liquid and certain, while avoiding potential long-term business risk;

  •
  the fact that the fixed offer price and merger consideration will not fluctuate as a result of changes in the price of the Company's common stock, which limits the impact of external factors on the transaction;

  •
  the oral opinion of Citi, which representatives of Citi provided to the Company Board at its meeting on June 27, 2016 (which was subsequently confirmed by delivery of a written opinion dated June 27, 2016), to the effect that, as of the date of such written opinion, and based upon and subject to the various assumptions, matters considered and limitations and qualifications described in such opinion, the per share consideration to be received by the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger, taken together, is fair to such holders from a financial point of view. The full text of the written opinion of Citi, dated June 27, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinion, is attached as Annex I to this Schedule 14D-9;

  •
  the efforts made by the Company Board and its advisors to evaluate the terms of the Merger Agreement, make recommendations regarding its negotiation, and execute a merger agreement favorable to the Company stockholders;

  •
  the careful review of the provisions of the Merger Agreement, and the preparation of the Company's disclosure schedules, by the management team and Latham & Watkins;

  •
  the Merger Agreement provisions permitting the Company Board to, under certain circumstances, (i) withdraw or withhold, amend, modify or qualify its recommendation with respect to the offer (A) if the Company Board receives a bona fide unsolicited written acquisition proposal that the Company Board determines, after consultation with its financial advisors and outside counsel, constitutes a transaction that, if consummated, would reasonably be expected to result in a transaction that is more favorable to the Company's stockholders from a financial point of view than the offer, and that failing to take such action would reasonably be expected to be inconsistent with the Company Board's fiduciary duties to the Company's stockholders under applicable law or (B) if the Company Board determines that an intervening event has occurred and is continuing and the Company Board determines in good faith, after consultation with outside counsel, that the failure to withdraw or withhold, amend, modify or qualify its recommendation with respect to the offer in response to such intervening event would reasonably be expected to be inconsistent with the Company Board's fiduciary duties to the Company's stockholders under applicable law; or (ii) terminate the Merger Agreement to enter into a definitive agreement with respect to a bona fide written acquisition proposal that the Company Board determines, after consultation with its financial advisors and outside counsel, constitutes a transaction that, if consummated, would reasonably be expected to result in a transaction that is more favorable to the Company's stockholders from a financial point of view than the offer, and that failing to take such action would reasonably be expected to be inconsistent with the Company Board's fiduciary duties to the Company's stockholders under applicable law, subject to the requirement to pay the termination fee to Parent;

  •
  the commitment of both parties to complete the Offer and the Merger pursuant to their respective obligations under the terms of the Merger Agreement, and the likelihood that Parent will complete the Offer and the Merger based on, among other things:

  •
  the fact that Parent is required, subject to certain exceptions, to extend the Offer until the outside date;

  •
  the fact that there is no financing or due diligence condition to the completion of the Offer and the Merger;

  •
  the Company Board's assessment of Parent's resources and access to financing sources to fund the consideration contemplated by the Merger Agreement;

  •
  the fact that the financial and other terms and conditions of the Merger Agreement and the transactions contemplated thereby were the product of extensive arm's-length negotiations among the parties;

  •
  the fact that the outside date under the Merger Agreement allows for sufficient time to complete the Offer and the Merger;

  •
  the fact that the conditions to the Offer are specific and limited;

  •
  the fact that affiliates of VantagePoint and Rho Ventures entered into a Support Agreement with Parent as a condition to Parent's willingness to enter into the Merger Agreement, pursuant to which such parties agreed, among other things, to tender certain of their shares not to exceed 39.99% of the outstanding shares of Company common stock in the offer, upon the terms and subject to the conditions of such agreement; and

  •
  the fact that the Support Agreement (a) automatically terminates upon the earliest to occur of (i) a termination of the Merger Agreement for any reason, (ii) the Merger closing and (iii) certain changes to the terms of the Offer or the Merger without the prior written consent of the stockholder parties thereto, (b) will be suspended upon a change of recommendation of the Company Board, and (c) does not prevent the Company Board from accepting a superior proposal;

  •
  the fact that the structure of the transaction as a two-step transaction potentially enables the Company's stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which the Company's stockholders that do not tender in the Offer will receive the same cash price as is paid in the Offer;

  •
  the availability of statutory appraisal rights under Delaware law in connection with the Merger;

  •
  the ability of the Company to pursue other strategic alternatives or continue to operate in the event of the failure of the transaction; and

  •
  the belief that the termination fee was reasonable, would not be a significant deterrent to competing offers, and was necessary as part of the deal protection provisions in light of the significant resources that Parent has committed to the potential transaction.

        The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer and the Merger, including, but not limited to, the following:

  •
  the fact that the Offer and cash-out merger consideration and cancellation of the Company's common stock upon completion of the Merger precludes Company stockholders from having the opportunity to participate in the future performance of the Company's business and to realize any potential future appreciation in the value of the Company's common stock;

  •
  the potential risk of diverting management's focus and resources from operational matters and other strategic opportunities while working to implement the transaction;

  •
  the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the Offer and the Merger and payments to the external advisors of the Company;

  •
  the risk that the transactions may subject the Company to litigation;

  •
  the possibility that the Merger may be unduly delayed or not completed, including due to the failure to satisfy the conditions to the Offer or the Merger;

  •
  the risk that failure to complete the transaction could negatively affect the price of Company common stock, the operating results of the Company, particularly in light of the costs incurred in connection with the transaction, and the Company's ability to attract and retain clients and personnel and finance its operations;

  •
  the Company's higher stock trading price being primarily predicated on the market believing Parent, or another entity, will acquire the Company;

  •
  the interests of some of the Company's directors and officers in the transaction being different from the interests of the Company's stockholders generally;

  •
  the restrictions on the conduct of the Company's business between the date of the Merger Agreement and the Effective Time of the Merger;

  •
  the $5.3 million termination fee to be paid to Parent if the Merger Agreement is terminated under circumstances specified in the Merger Agreement, which may discourage other parties that would otherwise have an interest in acquiring the Company;

  •
  the terms of the Merger Agreement placing limitations on the ability of the Company to initiate, solicit or knowingly encourage or knowingly induce the submission of any acquisition proposal from a third party; and

  •
  the tax consequences to the Company's stockholders who will generally be required to pay taxes on any gain that results from their receipt of the Offer Price or the cash consideration in the Merger.

Opinion of Citi, Financial Advisor to the Company

        The Company retained Citi as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company requested that Citi evaluate the fairness, from a financial point of view, of the per share consideration to be received in the Offer and the Merger by holders of the Company Common Stock (other than Parent, Purchaser and their respective affiliates). On June 27, 2016, at a meeting of the Company Board held to evaluate the Offer and the Merger, Citi delivered to the Company Board an oral opinion (which was subsequently confirmed in writing on June 27, 2016) to the effect that, as of such date and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the per share consideration to be received in the Offer and the Merger by holders of the Company Common Stock (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of Citi's written opinion, dated June 27, 2016, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering such opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The description of Citi's opinion set forth below is qualified in its entirety by reference to the full text of Citi's opinion. You are urged to read the opinion in its entirety. Citi's opinion was provided for the information of the Company Board (in its capacity as such) in connection with its evaluation of the per share consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion does not address, the underlying business decision of the Company to effect the transactions contemplated by the Merger Agreement, the relative merits of such transactions as compared to any alternative business strategies or opportunities that might exist for the Company, or the effect of any other transaction in which the Company might engage. Citi's opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares in the Offer or how any stockholder should vote or act on any matters relating to the Offer, the Merger or otherwise.

        In arriving at its opinion, Citi, among other things:

  •
  reviewed the Merger Agreement;

  •
  held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the business, operations and prospects of the Company;

  •
  examined certain publicly available business and financial information relating to the Company;

  •
  examined certain financial forecasts and other information and data relating to the Company provided to or discussed with Citi by the Company's management;

  •
  reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices of the Company Common Stock, the Company's historical and projected earnings and other operating data, and the Company's capitalization and financial condition;

  •
  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company's management that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to the Company, Citi was advised by the Company's management that such financial forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. As described under "The Solicitation or Recommendation—Background and Reasons for the Company Board's Recommendation—Background of the Offer" in Item 4 above, in connection with its engagement and at the direction of the Company, Citi was requested to approach, and held discussions with, selected third parties to solicit indications of interest in connection with the Company's review of potential strategic alternatives.

        Citi assumed, with the Company's consent, that each of the Offer and the Merger would be consummated in accordance with its terms as set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transactions contemplated by the Merger Agreement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the transactions contemplated by the Merger Agreement. Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and Citi did not make any physical inspection of the properties or assets of the Company. Citi's opinion does not address the underlying business decision of the Company to effect the Offer and the Merger, the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Citi also expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per share consideration. Citi's opinion was necessarily based on information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. The issuance of Citi's opinion was authorized by Citi's fairness opinion committee.

Summary of Financial Analysis

        In preparing its opinion, Citi considered a variety of financial and comparative analyses including the discounted cash flow analysis described below. The summary of the analysis below is not a complete description of Citi's opinion or the analyses, information underlying, and factors considered in connection with, Citi's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on its consideration of various financial and comparative analyses, including the results of the discounted cash flow analysis undertaken, and factors and information considered and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or assessment. Accordingly, Citi believes that the analysis, factors and information described below must be considered as a whole and that selecting portions of such analysis and factors or focusing on information presented in tabular format, without considering all factors and information or the narrative description of the analysis described below, could create a misleading or incomplete view of the processes underlying such analysis and Citi's opinion.

        The estimates contained in the analysis performed by Citi described below and the valuation ranges resulting from such analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analysis.

        Citi was not requested to, and did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. The opinion of Citi was only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or Company management with respect to the Offer and the Merger or any other aspect of the transactions contemplated by the Merger Agreement.

        The following is a summary of the material financial analysis and information presented to the Company Board on June 27, 2016 in connection with Citi's opinion. The financial analysis summarized below includes information presented in tabular format. In order to fully understand such financial analysis, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of such financial analysis. Considering the data below without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of such analysis.

Illustrative Discounted Cash Flow Analysis

        Citi performed an illustrative discounted cash flow analysis, which provides an illustrative range of implied equity values per share of Company Common Stock by taking into consideration the estimated net present value of the unlevered free cash flows and terminal value, as well as the current cash, debt and share capitalization, of the Company. For the purposes of deriving unlevered free cash flows and terminal value, Citi utilized estimates prepared by the Company's management as well as three sensitivity cases, as more fully described below.

        In performing the discounted cash flow analysis, Citi first calculated the unlevered free cash flows of the Company, which is defined as net operating profit after tax ("NOPAT") minus the increase in net working capital, less capital expenditures and plus depreciation and amortization. NOPAT is defined as adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), less (1) depreciation and amortization, (2) stock-based compensation expense and (3) estimated taxes. The estimates from 2016 through 2018 were based on projections prepared by the Company's management, approved by the Company Board and shared with potential strategic transaction partners (See "The Solicitation or Recommendation—Certain Projections" in Item 4 above). The estimates for calculating unlevered free cash flows from 2019 through 2021, as well as the terminal year, were prepared by the Company's management, approved by the Company Board and provided to Citi for its use in performing the discounted cash flow analysis. The terminal value was based on terminal year unlevered free cash flow and perpetuity growth rates ranging from 1.0% to 3.0%, which were selected based upon the application of Citi's professional judgment and experience.

        Citi then calculated the net present value as of June 30, 2016 of unlevered free cash flows for the Company from June 30, 2016 through December 31, 2021, as well as the net present value of the terminal value, based on illustrative discount rates ranging from 17.0% to 19.7%, which were selected, upon the application of Citi's professional judgment and experience, to reflect estimates of the Company's weighted average cost of capital.

        In addition, Citi estimated the net present value of the Company's net operating losses ("NOLs") as of June 30, 2016 by calculating the illustrative unlevered free cash flow impact from the utilization of the Company's NOLs to offset the taxes paid each year. The unlevered free cash flow impact was then discounted to June 30, 2016 by applying rates from 16.6% to 18.1%, which were selected upon the application of Citi's professional judgment and experience to reflect estimates of the Company's cost of equity. The results are shown below:

Illustrative Discount Rate	Present Value of NOLs Based on Management Estimates ($ millions)
16.6%	$8
17.3%	$8
18.1%	$7

        Citi also reviewed three sensitivity cases (collectively "Sensitivity A", "Sensitivity B", and "Sensitivity C") utilizing different perpetuity growth rates, revenue compounded annual growth rates ("CAGR"), and adjusted EBITDA margins as described below, and using the illustrative discount rate of 18.3% which was selected, upon the application of Citi's professional judgment and experience, to reflect an estimate of the Company's weighted average cost of capital. Sensitivity A was based on a perpetuity growth rate of 3.0%, a revenue CAGR range of 0.0% to 4.0% and a range of adjusted EBITDA margins of 4.4%, the first quarter 2016 actual adjusted EBITDA margin, to 9.5%, the average of the estimated adjusted EBITDA margins from 2016 to 2021 based on estimates provided by Company management. Sensitivity B was based on a perpetuity growth rate of 2.0%, a revenue CAGR range of 0.0% to 4.0% and a range of adjusted EBITDA margins of 4.4% to 9.5%. Sensitivity C was based on a perpetuity growth rate of 1.0%, a revenue CAGR range of 0.0% to 4.0% and a range of adjusted EBITDA margins of 4.4% to 9.5%.

        Based on the outstanding shares on June 20, 2016 of Company Common Stock on a fully diluted basis (including outstanding options, restricted stock units, and shares underlying warrants) and the cash and debt balances as of May 31, 2016, as provided by the Company's management, Citi calculated the illustrative, implied discounted cash flow values per share of Company Common Stock as of June 30, 2016 as follows:

Discounted Cash Flow Value Per Share of Company Common Stock ($)
Management	$2.81 - $3.68
Sensitivity A	<$0.00 - $2.92
Sensitivity B	<$0.00 - $2.80
Sensitivity C	<$0.00 - $2.69

Other Information

        Citi observed certain additional factors that were not considered part of Citi's financial analysis with respect to its opinion but were noted for informational purposes for the Company Board, including the following:

  •
  Equity Research Analyst Price Target.  Citi noted that only one Wall Street research analyst covered the Company as of June 24, 2016. The one-year forward analyst price target for Company Common Stock reflects the research analyst's estimate of the future public market trading price of Company Common Stock. The undiscounted analyst price target of Company Common Stock was $2.60 per share as of June 24, 2016. The analyst price target per share of Company Common Stock discounted by one year at a rate of 17.3%, selected by Citi, upon the application of its professional judgment and experience, to reflect an estimate of the Company's cost of equity, was $2.22 per share as of June 24, 2016.

  •
  Historical Stock Trading Analysis.  Citi reviewed the historical trading prices of the Company's Common Stock for the 52-week period ended June 24, 2016. In addition, Citi compared the per share consideration to be received by holders of the Common Stock in relation to the year-to-date high and low closing market price of the Common Stock ($1.52 to $2.00), and the 52-week high and low closing share price range ($0.55 to $3.28).

Miscellaneous

        In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of the Company and Parent and affiliated entities for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup, Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

        The Company selected Citi to act as its financial advisor in connection with the Offer and the Merger based on Citi's reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        For information regarding the terms of Citi's engagement as the Company's financial advisor, see the discussion under "Persons/Assets Retained, Employed, Compensated or Used" in Item 5 below.

General

        The foregoing summary of the financial analysis described above does not purport to be a complete description of the analysis or data or other information presented by Citi. The preparation of a fairness opinion is a complex process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion and analysis used in arriving at such an opinion are not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth above, without considering the analysis and information as a whole, could create an incomplete view of the processes underlying Citi's opinion. In arriving at its fairness determination, Citi considered the results of its analysis and did not attribute any particular weight to any factor or other information considered by it. Rather, Citi made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its analysis.

        Citi prepared its analysis for purposes of its evaluation of the fairness from a financial point of view of the per share consideration to be received in the Offer and the Merger, taken together, by the holders (other than Parent, Purchaser and their respective affiliates) of Company Common Stock. Citi's analysis does not purport to be an appraisal nor does it necessarily reflect the prices at which businesses or securities actually may be sold. Any analysis based upon forecasts of future results is not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by the analysis. Because such an analysis is inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Citi nor any other person assumes responsibility if future results are materially different from those forecast.

        The per share consideration to be received by holders of Company Common Stock in the transaction was determined through arm's-length negotiations between the Company and its representatives, on the one hand, and Parent and its representatives, on the other hand. Citi provided advice to the Company during these negotiations. Citi did not, however, recommend any specific type or amount of consideration to the Company or the Company Board or suggest that any specific type or amount of consideration constituted the only appropriate consideration for the transaction.

        The decision by the Company Board to approve the transactions contemplated by the Merger Agreement and enter into the Merger Agreement was solely that of the Company Board. As described above, Citi's opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

        Citi has acted as financial advisor to the Company in connection with the Offer and the Merger and will receive fees in connection with such services. Pursuant to an engagement letter between Citi and the Company dated January 7, 2016, the Company has agreed to pay Citi a transaction fee of approximately $5.3 million, of which a portion was payable upon delivery of Citi's opinion and approximately $4.3 million is payable contingent upon completion of the Offer and the Merger. In addition, the Company has agreed to reimburse Citi for certain expenses, including reasonable fees and expenses of counsel, and to indemnify Citi and related parties against liabilities arising from Citi's engagement. Since June 29, 2015, the date on which the Parent Board of Directors approved completion of the separation transaction that created two publicly traded companies, Parent and TEGNA Inc., Citi has not provided any financial advisory, capital markets or lending services to Parent but has provided loan portfolio management services to Parent for which Citi's compensation has been approximately $0.1 million. In addition, from July 1, 2014 to the separation date of June 29, 2015, Citi provided to the then-combined company of TEGNA, Inc. and Parent certain financial advisory, capital markets and lending services for which Citi's compensation had been approximately

$5.4 million and also certain markets and securities services, treasury and trade solutions and loan portfolio management services for which Citi's compensation had been approximately $2.0 million.

Certain Projections.

        Aside from providing routine earnings guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company's management regularly prepares internal financial forecasts regarding its future operations.

        In connection with the Company's ordinary course strategic planning process, management prepared and provided to the Company Board a 2016 operating plan based on a forecast of the Company's 2016 financial results (the "2016 Plan"). In preparing the 2016 Plan, the Company performed a "bottoms-up" planning exercise in which a detailed forecast was prepared by each profit and each cost center of the Company. The 2016 Plan was originally presented to the Company Board in late 2015 and further revised by management before being finalized and approved by the Company Board on February 22, 2016.

        As part of the Company's review of potential strategic alternatives, in March 2016, management prepared and subsequently provided to the Company Board, Citi and Parent a 2017 and 2018 long-range forecast (the "2017-2018 Forecast"). The 2017-2018 Forecast was approved by the Company Board on April 5, 2016 for use with potential strategic transaction partners. The 2017-2018 Forecast was a "top-down" analysis projecting the Company's 2017 and 2018 financial results based on the same key drivers as the 2016 Plan, including a gradual shift in the Company's product mix to higher margin subscription products, optimized sales force, improved seller efficiency and continued focus on reducing operating expenses.

        In June 2016, the Company's management also prepared and provided to the Company Board and Citi an extrapolation of the 2017-2018 Forecast containing projected financial information for the fiscal years 2019, 2020 and 2021 (the "2019-2021 Forecast Extrapolation"). The 2019-2021 Forecast Extrapolation was approved by the Company Board on June 14, 2016 for use by Citi in connection with its financial review of the Company. Because it was intended to be an extrapolation of prior year forecasts, preparation of the 2019-2021 Forecast Extrapolation involved a more limited forecasting exercise relative to the analysis undertaken in connection with the preparation of the 2016 Plan and the 2017-2018 Forecast. The 2019-2021 Forecast Extrapolation assumed no significant business or model changes from fiscal year 2018 included in the 2017-2018 Forecast and applied expected market growth to the business as well as the continuation of estimated trends in revenue, margins and costs.

        The 2016 Plan, the 2017-2018 Forecast and the 2019-2021 Forecast Extrapolation (collectively, the "Forecasts") were reviewed by the Company Board, used by Citi in connection with its opinion to the Company Board and related financial analyses and, in the case of the 2016 Plan and the 2017-2018 Forecast, made available to Parent and other potential strategic transaction partners in connection with their due diligence review. The Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Forecasts is set forth below.

        The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The Forecasts were not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants. The Forecasts do not comply with U.S. generally accepted accounting principles ("GAAP"). The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder's decision whether to tender his, her or its Company Shares in the Offer, but because these Forecasts were made available to the Company Board, Citi and, in the case of the 2016 Plan and the 2017-2018 Forecast, Parent. The

Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

        The Forecasts, while presented with numerical specificity, necessarily are based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company's management. Because the Forecasts collectively cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to: failure to consummate the Offer or the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, clients, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company's business, including the risks and uncertainties detailed in the Company's public periodic filings with the SEC. The Forecasts may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The Forecasts reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those in the Forecasts. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company, Citi, Parent or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Company, Citi, Parent or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Parent, intends to make publicly available any update or other revisions to these Forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person that forecasted results will be achieved or otherwise regarding the ultimate performance of the Company. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

        The estimates of Adjusted EBITDA included in the Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

        In light of the foregoing factors and the uncertainties inherent in these Forecasts, stockholders are cautioned not to place undue, if any, reliance on these Forecasts.

        The following is a summary of the Forecasts (dollars in millions):

	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021
Total Revenue	$323	$345	$380	$418	$448	$465

Total Gross Profit(1)	$142	$158	$178	$196	$210	$218

Total Operating Expenses(1)	$125	$132	$143	$154	$161	$165

Adjusted EBITDA	$17	$27	$36	$42	$49	$54

Less Depreciation and Amortization	18	16	14	12	12	12
Less Stock-Based Compensation	10	10	10	11	13	15

Operating Income	$(11)	$0	$12	$19	$24	$27

Less Taxes	0	0	5	7	9	10
Plus Change in Net Working Capital	(6)	4	6	5	3	2
Less Capital Expenditures	10	6	7	8	10	11
Plus Depreciation and Amortization	18	16	14	12	12	12

Unlevered Free Cash Flow	$(9)	$15	$20	$20	$21	$20

(1)
For simplicity, the 2019-2021 Forecast Extrapolation made available to the Company Board and Citi did not include total gross profit or total operating expenses for fiscal years 2019, 2020 and 2021. Total gross profit and total operating expenses for such fiscal years are included here for consistency of presentation.

        The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Schedule 14D-9, the Offer to Purchase and the Company's public filings with the SEC.

Intent to Tender.

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        In connection with Citi's services as the financial advisor to the Company Board, the Company has agreed to pay Citi an aggregate fee of approximately $5.3 million, $1 million of which was payable upon the rendering of Citi's opinion and approximately $4.3 million of which is payable contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse Citi for certain expenses, including reasonable fees and expenses of counsel, and to indemnity Citi and related parties against liabilities arising from Citi's engagement.

        Additional information pertaining to the retention of Citi by the Company in Item 4 under the heading "Background and Reasons for the Company Board's Recommendation—Opinion of the Company's Financial Advisor" is hereby incorporated by reference in this Item 5.

        Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Company Shares have been effected during the past 60 days by the Company or, to the Company's knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the transactions set forth below:

  •
  Each of the Specified Stockholders, solely in their respective capacities as stockholders of the Company, entered into a Support Agreement, dated June 27, 2016, with Parent and Purchaser, as described under Item 3 above under the heading "Arrangements with Purchaser and Parent—Tender and Support Agreement;" and

  •
  See chart of transactions below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Kristopher Barton	5/3/2016	236	$1.73	Shares withheld by the Company to cover taxes
James Geiger	5/26/2016	50,000	$1.65	Annual option grant to non-executive members of the Company's Board of Directors
Thomas Hale	5/26/2016	50,000	$1.65	Annual option grant to non-executive members of the Company's Board of Directors
Habib Kairouz	5/26/2016	50,000	$1.65	Annual option grant to non-executive members of the Company's Board of Directors
Lawrence Kutscher	5/26/2016	50,000	$1.65	Annual option grant to non-executive members of the Company's Board of Directors
Alan Salzman	5/26/2016	50,000	$1.65	Annual option grant to non-executive members of the Company's Board of Directors
Edward Thompson	5/26/2016	50,000	$1.65	Annual option grant to non-executive members of the Company's Board of Directors
Habib Kairouz	6/30/2016	2,609	$4.55	Common stock issued pursuant to the ReachLocal, Inc. Director Stock Plan in lieu of board retainer fees
Lawrence Kutscher	6/30/2016	1,098	$4.55	Common stock issued pursuant to the ReachLocal, Inc. Director Stock Plan in lieu of board retainer fees
Alan Salzman	6/30/2016	2,747	$4.55	Common stock issued pursuant to the ReachLocal, Inc. Director Stock Plan in lieu of board retainer fees
Edward Thompson	6/30/2016	3,296	$4.55	Common stock issued pursuant to the ReachLocal, Inc. Director Stock Plan in lieu of board retainer fees

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8.    Additional Information.

Named Executive Officer Golden Parachute Compensation.

        The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger.

        Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed:

  •
  A closing date for the Offer and the Merger of July 12, 2016; and

  •
  With respect to each named executive officer, a "qualifying termination," i.e. termination of employment by the executive for good reason or by the Company without cause, in each case, on July 12, 2016, in which case the executive would be entitled to receive each of the payments and benefits described in further detail below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Sharon Rowlands	$750,000	$964,006	$12,852	$1,726,858
Ross Landsbaum	$800,000	$590,730	$29,365	$1,420,095
Kris Barton	$386,170	$302,685	$13,827	$702,682
Paras Maniar	$169,000	$391,501	$14,841	$575,342

(1)
Amounts represent the cash severance that the named executive officer is eligible to receive under the Company's Amended and Restated Change in Control and Severance Policy for Senior Management (the "CIC Severance Policy"). In addition, these amounts include (i) retention bonus awards for each of Ms. Rowlands and Mr. Barton and (ii) Mr. Landsbaum's 2016 annual bonus.

Cash Severance.    Under the CIC Severance Policy, cash severance would be payable upon a termination of the executive's employment by the Company without "cause" or due to the executive's resignation for "good reason", in either case, within one year following a change in control (i.e., pursuant to a "double trigger" arrangement). In addition, pursuant to his amended and restated employment letter, Mr. Landsbaum is entitled to voluntarily resign effective December 31, 2016 and receive severance under the CIC Severance Policy.

Cash severance under the CIC Severance Policy equals six months' (Rowlands, Barton, Maniar) or 12 months' (Landsbaum) base salary, would be paid in substantially equal installments during the relevant six- or 12-month post-termination period, and would be subject to the executive's timely execution and non-revocation of a general release of claims.

  2016 Bonus.    Pursuant to his amended and restated employment letter, Mr. Landsbaum is entitled to receive the payment of his 2016 annual bonus in an amount that is not less than 100% of his base salary (the "Landsbaum Bonus"), subject to his continued employment through December 31, 2016 or, if earlier, a change in control (as defined in the CIC Severance Policy) (i.e., a "single-trigger"). The Landsbaum Bonus will be paid on the earlier of March 15, 2017 or upon any termination of his service following a change in control.

  Retention Bonuses.    Each of Ms. Rowlands and Mr. Barton is entitled to receive a cash retention bonus that will be payable upon the closing of the Merger (i.e., a "single-trigger"), subject to the executive's continued employment with the Company through the closing and the executive's waiver of certain rights under the CIC Severance Policy. The retention bonus for Ms. Rowlands will equal 12 months' base salary and the retention bonus for Mr. Barton will equal six months' base salary.

  The following table quantifies each separate form of compensation included in the aggregate total reported in the column.

Name	Base Salary Severance	2016 Bonus	Retention Bonus Award
Sharon Rowlands	$250,000	—	$500,000
Ross Landsbaum	$400,000	$400,000	—
Kris Barton	$193,085	—	$193,085
Paras Maniar	$169,000	—	—
(2)
Under the CIC Severance Policy, each of Messrs. Barton and Maniar are entitled to: (i) in the event of a change in control, acceleration with respect to 25% of the executive's then-unvested equity awards and (ii) in the event of a qualifying termination within one year following a change in control, entitled to acceleration of 100% of the executive's then-unvested equity awards. Under their employment agreements with the Company, each of Ms. Rowlands and Mr. Landsbaum is, in the event of a change in control, entitled to acceleration of 100% of the executive's then-unvested equity awards.

Additionally, pursuant to the Merger Agreement, each Company Option, Company Restricted Share and Company RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price in respect of each share of Common Stock that would be issuable upon exercise or settlement of the award, less any applicable exercise price (and less any applicable withholding taxes).

Amounts included in this column are "single trigger" because they would be paid at the Effective Time, without regard to whether the named executive officer experiences a termination of employment.

The following table quantifies the value of the unvested Company Options, Company Restricted Shares and Company RSU Awards held by the named executive officers, assuming the occurrence of a change of control on the assumed closing date and a price per share of Company Common Stock equal to the Offer Price of $4.60.

Name	Number of Restricted Shares	Value of Restricted Shares	Number of Unvested Stock Options	Value of Unvested Stock Options	Number of Restricted Stock Units	Value of Restricted Stock Units
Sharon Rowlands	50,010	$230,046	858,334	$733,960	—	$—
Ross Landsbaum	—	$—	467,967	$406,730	40,000	$184,000
Kris Barton	—	$—	226,801	$302,685	—	$—
Paras Maniar	—	$—	221,459	$391,501	—	$—
(3)
Under the CIC Severance Policy, Ms. Rowlands, and Messrs. Landsbaum, Barton and Maniar are, in the event of a qualifying termination within one year following a change in control, entitled to Company-paid premiums for COBRA continuation coverage for six months (Rowlands, Barton, Maniar) or 12 months (Landsbaum).

Narrative Disclosure to Named Executive Officer Golden Parachute Compensation Table

        The Company maintains the CIC Severance Policy, and has entered into employment agreements with Ms. Rowlands and Mr. Landsbaum, which provide for severance payments and benefits, including equity acceleration, upon certain terminations of employment (as well as certain payments on the occurrence of a change in control). In addition, the Company has approved the payment of retention bonus awards to Ms. Rowlands and Mr. Barton in connection with the Offer and the Merger, subject to the waiver of certain rights under the CIC Severance Policy.

        For more information relating to these arrangements, see the excerpts filed as Exhibits (e)(23) and (e)(24) to this Schedule 14D-9 that are incorporated herein by reference, including the information from the 2016 Proxy Statement under "Compensation Discussion and Analysis" and "Executive Compensation Tables" and the information from the 2015 10-K under "Other Information: Amended and Restated Employment Letter with Ross G. Landsbaum."

Stockholder Approval Not Required.

        Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor Purchaser, nor any of their respective "affiliates" or "associates," is, or at any time for the past three years has been, an "interested stockholder" of the Company (as such quoted terms are defined in Section 203 of the DGCL). Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

        Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" as so determined by the court could be greater than, less than or the same as the Offer Price.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Company Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 14, 2016), deliver to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Company Shares in the Offer; and

  •
  continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to ReachLocal, Inc., 21700 Oxnard Street, Suite 1600, Woodland Hills, California 91367, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Company Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Company Shares. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Company Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of

Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal

Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price). A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

        If you wish to exercise your appraisal rights, you must NOT tender your Company Shares in the Offer and must comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (in general, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Support Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their "affiliates" or "associates" (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

        Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

        Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination," or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Company Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger on July 11, 2016. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after such filings, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Company Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent's or Purchaser's acquisition or ownership of the Company Shares.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2015 and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

        The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" or similar expressions are intended to identify forward-looking statements and are based on the Company's current beliefs and expectations. These forward-looking statements include: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company's actual future results may differ materially from the Company's current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under "Risk Factors" and elsewhere in the Company's public periodic filings with the SEC, as well as the tender offer materials filed by Parent and Purchaser in connection with the Offer.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 11, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on July 11, 2016 by Parent and Purchaser (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit Number		Description
(a)(1)(E)		Form of Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)		Form of Summary Advertisement, published July 11, 2016 in the USA Today (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	*	Opinion of Citigroup Global Markets Inc., dated June 27, 2016 (incorporated by reference to Annex I to this Schedule 14D-9).
(a)(5)(B)
Joint Press Release issued by Parent and the Company, dated June 27, 2016 (incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on June 27, 2016).
(a)(5)(C)	*	Letter to Stockholders of the Company, dated July 14, 2016, from Sharon Rowlands, Chief Executive Officer of the Company.
(e)(1)
Agreement and Plan of Merger, dated as of June 27, 2016, by and among Parent, Purchaser and the Company (incorporated here by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 27, 2016).
(e)(2)
Tender and Support Agreement, dated as of June 27, 2016, by and among Parent, Purchaser and each of the stockholders named therein (incorporated here by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on June 27, 2016).
(e)(3)		Confidentiality Agreement, dated as of February 19, 2016, by and between Parent and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)
Form of Indemnification Agreement between the Company and its officers and (incorporated herein by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K, as amended (File No. 001-34749), filed with the SEC on March 11, 2013).
(e)(5)
Employment Letter between ReachLocal, Inc. and Sharon T. Rowlands, dated March 31, 2014 (incorporated by reference to Exhibit 10.01 of the Company's Current Report on Form 8-K (File No. 001-34749) filed with the SEC on April 2, 2014)
(e)(6)
Amendment to Employment Letter between ReachLocal, Inc. and Sharon T. Rowlands, dated November 1, 2015 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 (File No. 001-34749) filed with the SEC on November 9, 2015)
(e)(7)
Amended and Restated Employment Letter between ReachLocal, Inc. and Ross G. Landsbaum, dated as of March 28, 2016 (incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-34749) filed with the SEC on March 30, 2016).
(e)(8)
Offer Letter between ReachLocal, Inc. and Kris Barton, dated January 30, 2012 (incorporated by reference to Exhibit 10.01 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 001-34749) filed with the SEC on May 8, 2014)
(e)(9)
Form of Amended and Restated Restricted Stock Purchase Agreement (incorporated by reference to Exhibit 10.15 of the Company's Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)

Exhibit Number	Description
(e)(10)	Share Purchase Agreement, by and among ReachLocal, Inc. and the Persons listed on Annex A thereto, dated as of September 11, 2009 (incorporated by reference to Exhibit 10.16 of the Company's Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 24, 2010)
(e)(11)
ReachLocal, Inc. Incentive Bonus Plan, effective as of February 21, 2010 (incorporated by reference to Exhibit 10.17 of the Company's Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)
(e)(12)
ReachLocal, Inc. Non-Employee Director Compensation Program, effective as of December 12, 2014 (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-34749) filed with the SEC on March 12, 2015)
(e)(13)
ReachLocal, Inc. Director Stock Plan (incorporated by reference to Exhibit 10.18 of the Company's Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)
(e)(14)
ReachLocal, Inc. Amended and Restated Change in Control and Severance Policy for Senior Management, effective as of February 21, 2010 (incorporated by reference to Exhibit 10.09 of the Company's Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on April 27, 2010)
(e)(15)
ReachLocal, Inc. 2004 Stock Plan, adopted April 21, 2004, as amended as of April 8, 2005, July 31, 2006 and September 17, 2007 (incorporated by reference to Exhibit 10.04 of the Company's Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-163905) filed with the SEC on February 2, 2010)
(e)(16)
Amended and Restated ReachLocal, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.34 of the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-34749) filed with the SEC on March 28, 2011)
(e)(17)
Form of Stock Option Agreement (incorporated by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-34749) filed with the SEC on March 15, 2012)
(e)(18)
Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.01 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (File No. 001-34749) filed with the SEC on August 3, 2012)
(e)(19)
Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.02 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (File No. 001-34749) filed with the SEC on August 3, 2012)
(e)(20)
Form of Performance-Vesting Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 001-34749) filed with the SEC on March 11, 2013)
(e)(21)
Form of 4.0% Convertible Second Lien Subordinated Note (incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-34749) filed with the SEC on March 30, 2016)
(e)(22)
Amendment to 4.0% Convertible Second Lien Subordinated Notes (incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-34749) filed with the SEC on March 30, 2016)

Exhibit Number		Description
(e)(23)	*	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 21, 2016.
(e)(24)	*	Excerpts from the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-34749), filed with the SEC on March 30, 2016.

*
Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ReachLocal, Inc.
By:	/s/ SHARON ROWLANDS
	Name:	Sharon Rowlands
	Title:	Chief Executive Officer

Dated: July 14, 2016

ANNEX I

June 27, 2016
The Board of Directors
ReachLocal, Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, CA 91367

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of ReachLocal, Inc. ("ReachLocal"), other than as specified herein, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 27, 2016 (the "Merger Agreement"), among ReachLocal, Gannett Co., Inc. ("Gannett Co."), and Raptor Merger Sub, Inc., a wholly owned subsidiary of Gannett Co. ("Merger Sub"). As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.00001 per share, of ReachLocal (the "ReachLocal Common Stock") at a price of $4.60 per share (the "Consideration") and (ii) subsequent to consummation of the Tender Offer, Merger Sub will be merged with and into ReachLocal (the "Merger" and, together with the Tender Offer, the "Transaction"), and each outstanding share of ReachLocal Common Stock not previously tendered will be converted into the right to receive the Consideration.

        In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of ReachLocal concerning the business, operations and prospects of ReachLocal. We examined certain publicly available business and financial information relating to ReachLocal as well as certain financial forecasts and other information and data relating to ReachLocal, which were provided to or discussed with us by the management of ReachLocal. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of ReachLocal Common Stock; the historical and projected earnings and other operating data of ReachLocal; and the capitalization and financial condition of ReachLocal. In connection with our engagement and at the direction of ReachLocal, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of ReachLocal. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of ReachLocal that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to ReachLocal provided to or otherwise reviewed by or discussed with us, we have been advised by the management of ReachLocal that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ReachLocal as to the future financial performance of ReachLocal.

I-1

        We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ReachLocal or the Transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ReachLocal nor have we made any physical inspection of the properties or assets of ReachLocal. Our opinion does not address the underlying business decision of ReachLocal to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for ReachLocal or the effect of any other transaction in which ReachLocal might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

        Citigroup Global Markets Inc. has acted as financial advisor to ReachLocal in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to Gannett Co. unrelated to the proposed Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, loan portfolio management services since June 29, 2015, the date on which the Gannett Co. Board approved completion of the separation transaction that created two publicly traded companies, TEGNA, Inc. and Gannett Co. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of ReachLocal and Gannett Co. for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with ReachLocal, Gannett Co. and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of ReachLocal in its evaluation of the proposed Transaction, and our opinion is not intended to be, and does not constitute, a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transaction.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of ReachLocal Common Stock (other than Gannett Co., Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

I-2

ANNEX II

SECTION 262 OF THE
DELAWARE GENERAL CORPORATION LAW

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either

  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.